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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(9) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                       DR PEPPER/SEVEN-UP COMPANIES, INC.
                           (Name of Subject Company)

                       DR PEPPER/SEVEN-UP COMPANIES, INC.
                       (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  256131 30 1
                     (CUSIP Number of Class of Securities)

                                NELSON A. BANGS
                            VICE PRESIDENT, GENERAL
                              COUNSEL & SECRETARY
                       DR PEPPER/SEVEN-UP COMPANIES, INC.
                             8144 WALNUT HILL LANE
                            DALLAS, TEXAS 75231-4372
                                 (214) 360-7000
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

                                    COPY TO:

                                Andrew M. Baker
                             Baker & Botts, L.L.P.
                                2001 Ross Avenue
                              Dallas, Texas 75201
                                 (214) 953-6735

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ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Dr Pepper/Seven-Up Companies, Inc., a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 8144 Walnut Hill Lane, Dallas, Texas 75231-4372. The title of the class of equity securities to which this statement relates is the Company's Common Stock, par value $.01 per share (the "Common Stock"). Unless the context otherwise requires, as used herein the term "Shares" includes the Common Stock and the associated preferred stock purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of September 1, 1993 (as amended, the "Rights Agreement"), between the Company and Bank One, Texas, N.A., as Rights Agent (the "Rights Agent").

ITEM 2. TENDER OFFER OF THE BIDDER.

    This statement relates to the tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1, dated February 1, 1995 (the "Schedule 14D-1"), filed by DP/SU Acquisition Inc., a Delaware corporation (the "Purchaser") and an indirect wholly owned subsidiary of Cadbury Schweppes plc, an English company (the "Parent"), and by Parent with the Securities and Exchange Commission (the "Commission") relating to an offer by Purchaser to purchase all of the Company's issued and outstanding Shares at a price of $33.00 per share, net to each seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated February 1, 1995, and the related Letter of Transmittal (which together constitute the "Offer Documents"). The Offer Documents indicate that the principal executive offices of the Purchaser are located at 6 High Ridge Park, P.O. Box 3800, Stamford, Connecticut 06905-0800, and the principal offices of the Parent are located at 25 Berkeley Square, London W1X 6HT, England.

    The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 25, 1995 (the "Merger Agreement"), among the Company, Parent and the Purchaser. A copy of the Merger Agreement is filed as Exhibit 2 to this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") and is incorporated herein by reference in its entirety.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above. Unless the context otherwise requires, references to the Company in this statement are to the Company and its subsidiaries and predecessors, viewed as a single entity.

    (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Information Statement set forth on Annex 1 hereto, the information in which is incorporated herein by reference in its entirety.

SEVERANCE PLAN

    On February 24, 1994, the Company adopted the Special Plan and Severance Benefits Program for Employees of Dr Pepper/Seven-Up Corporation (the "Severance Plan") covering full time active employees of the Company who continue in the employ of the Company (or successor entity) after a "Change of Control" (as defined below). Severance benefits under the Severance Plan apply only to the first Change of Control of the Company that occurs after the adoption of the Severance Plan. A Change of Control for purposes of the Severance Plan occurs
(i) at such time any person becomes the beneficial owner of more than 50% of the then outstanding common stock of the Company or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, (ii) at such time individuals who, as of the date the Severance Plan was adopted, constituted all of the members of the Board of Directors of the Company (the "Board") cease for any reason to constitute at least a majority of the members of the Board, (iii) upon the approval of the stockholders of the Company of a reorganization, merger or consolidation of the Company, or (iv) upon the approval of the stockholders of the Company of a liquidation or dissolution of the Company or the sale of all or substantially all of the assets of the Company, unless (with respect to clauses (iii) and (iv)) the stockholders of the Company retain voting power of the resulting or acquiring entity, no person owns

50% of the resulting or acquiring entity and at least a majority of the resulting or acquiring entity's directors were members of the Board at the time of the execution of the initial agreement providing for such reorganization, merger, consolidation or sale. Consummation of the Offer by the Purchaser will result in a Change of Control under the Severance Plan. Under the Severance Plan, severance benefits are payable only in the event a covered employee is terminated without "Cause" or resigns with "Good Reason" within 24 months of the date of consummation of a Change of Control. Termination for "Cause" means a termination due to dishonesty, the commission of fraud or criminal acts by the employee or demonstratively willful repeated violations of the employee's obligations to the Company as an employee which are intended to result in, or do result in, material injury to the Company. "Good Reason" includes a substantial reduction in position, authority, duties or responsibilities or compensation of the employee, any failure by the Company to comply with the provisions of any employment agreement between the Company and the employee, or a transfer of the employee's job to a location more than 35 miles from his or her current worksite. Severance benefits under the Severance Plan are generally equal to (i) one to eighteen months' base salary of the employee, based on the tenure and grade level of the employee, (ii) accrued vacation pay, (iii) cash payments for any unvested stock options granted under the 1993 Stock Ownership Plan, and (iv) the automatic lapsing of any restrictions on shares of restricted stock held by the employee at the time of termination of his or her employment. In the event that an eligible employee is entitled to benefits under the Severance Plan and also the same benefit in connection with, upon or following a Change of Control of the Company under another program, practice or arrangement of the Company, then such employee shall receive the greater of the two benefits and shall be entitled to any other benefits that may be provided under such other program, practice or arrangement that are not related to a Change of Control. The Severance Plan expires on February 29, 2004. A copy of the Severance Plan has been filed as Exhibit 3 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

INDEMNIFICATION

    The Company entered into indemnification agreements with each person who as of January 25, 1995 was a director or executive officer of the Company. The indemnification agreements generally provide (i) for the prompt indemnification to the fullest extent permitted by law against (a) any and all expenses (including attorneys' fees) and all other costs paid or incurred in connection with investigating, preparing to defend, defending or otherwise participating in any threatened, pending or completed action, suit or proceeding related to the fact that such indemnitee is or was a director, officer, employee, agent or fiduciary of the Company or is or was serving at the Company's request as a director, officer, employee, agent or fiduciary of another entity, or by reason of anything done or not done by such indemnitee in any such capacity and (b) any and all judgments, fines, penalties and amounts paid in settlement of any claim, unless the "Reviewing Party" (defined as one or more members of the Board or appointee(s) of the Board who are not parties to the particular claim, or independent legal counsel) determines that such indemnification is not permitted under applicable law and (ii) for the prompt advancement of expenses to an indemnitee as well as the reimbursement by such indemnitee of such advancement to the Company if the Reviewing Party determines that the indemnitee is not entitled to such indemnification under applicable law. In addition, the indemnification agreements provide (i) a mechanism through which an indemnitee may seek court relief in the event the Reviewing Party determines that the indemnitee would not be permitted to be indemnified under applicable law (and would therefore not be entitled to indemnification or expense advancement under the indemnification agreement) and (ii) indemnification against all expenses (including attorneys' fees), and the advancement thereof, if requested, incurred by the indemnitee in any action brought by the indemnitee to enforce an indemnity claim or to collect an advancement of expenses or to recover under a directors' and officers' liability insurance policy, regardless of whether such action is ultimately successful or not. Furthermore, the indemnification agreements provide that after there has been a "change in control" in the Company (as defined in the indemnification agreements), other than a change in control approved

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
by a majority of directors who were directors prior to such change, then, with respect to all determinations regarding rights to indemnification and the advancement of expenses, the Company will seek legal advice as to the right of the indemnitee to indemnification under applicable law only from independent legal counsel selected by the indemnitee and approved by the Company.

    The indemnification agreements impose upon the Company the burden of proving that an indemnitee is not entitled to indemnification in any particular case and negate certain presumptions that may otherwise be drawn against an indemnitee seeking indemnification in connection with the termination of actions in certain circumstances. Indemnitees' rights under the indemnification agreements are not exclusive of any other rights they may have under Delaware law, the Company's By-laws or otherwise. Although not requiring the maintenance of directors' and officers' liability insurance, the indemnification agreements require that indemnitees be provided with the maximum coverage available for any Company director or officer if there is such a policy. A copy of the form of indemnification agreement has been filed as Exhibit 4 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

INDEMNIFICATION UNDER DELAWARE LAW AND THE COMPANY'S CHARTER

    The Company is a Delaware corporation. Reference is made to Section 145 of the Delaware General Corporation Law ("Delaware Law"), which provides that a corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

    Reference is also made to Section 102(b)(7) of Delaware Law, which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of Delaware Law (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

    Article VI of the Amended and Restated Certificate of Incorporation of the Company provides for indemnification of the officers and directors of the Company to the full extent permitted by applicable law. Article VII of the Amended and Restated Certificate of Incorporation of the Company provides that except under certain circumstances, directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duties as a director.

PRIOR RELATIONSHIP WITH PARENT

    The Company from time to time has entered into agreements with certain subsidiaries of Parent. Two such agreements are in effect at this time.

    Extract Production Agreement. Cadbury Beverages Inc. ("Cadbury Inc.") and The Seven-Up Company and Dr Pepper Company (as predecessors-in-interest to Dr Pepper/Seven-Up Corporation ("DP/7UP")) entered into an Extract Production Agreement dated as of April 24, 1992 (the "Extract Agreement"). Pursuant to the Extract Agreement, Waco Manufacturing Company ("Waco", a wholly owned subsidiary of the Company to which the Extract Agreement was assigned and, together with DP/7UP, the "Material Subsidiaries") manufactures for Cadbury Inc. on a fee basis certain soft drink concentrates which are subsequently resold in the U.S. market. In December 1994, Cadbury Inc. notified the Company and Waco, pursuant to the terms of the Extract Agreement, that the Extract Agreement would terminate on December 31, 1996. Cadbury Inc. paid tolling fees to the Company under the Extract Agreement of $1,724,000, $2,025,000 and $2,104,000 in 1992,
1993 and 1994, respectively.

    Post-Mix Concentrate/Syrup Royalty Agreement. Cadbury Inc. and The Seven-Up Company (predecessor-in-interest to DP/7UP) entered into a Post-Mix Concentrate/Syrup Royalty Agreement effective March 3, 1991 (the "Post-Mix Agreement"), pursuant to which the Foodservice Division of the Company was appointed sales agent in the United States for marketing, promoting and selling post-mix fountain concentrates and fountain syrup to certain types of customers, in each case under certain trademarks owned by or licensed to Cadbury Inc. Under the Post-Mix Agreement, Cadbury Inc. receives royalties which are calculated as a percentage of net sales by specific product. The term of the Post-Mix Agreement expires December 31, 2000. The Company paid royalties to Cadbury Inc. under the Post-Mix Agreement of $369,000, $378,000 and $402,000 in 1992, 1993
and 1994, respectively.

    Copies of the foregoing agreements have been filed as Exhibits 5 and 6, respectively, to this Schedule 14D-9 and are incorporated herein by reference in their entirety.

MERGER AGREEMENT

    The following is a summary of the Merger Agreement, which summary is qualified in its entirety by reference to the Merger Agreement.

    THE OFFER. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than five business days after the initial public announcement of Purchaser's intention to commence the Offer. The obligation of Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to (i) the condition (the "Minimum Condition") that at least the number of Shares that, when combined with the Shares already owned by Parent and its direct or indirect subsidiaries, constitute a majority of the then outstanding Shares on a fully diluted basis, including, without limitation, all Shares issuable upon the exercise of the Company's outstanding employee stock options, shall have been validly tendered and not withdrawn prior to the expiration of the Offer and (ii) the satisfaction or waiver of the other conditions described below under "Conditions to the Offer." Purchaser and Parent have agreed that no change in the Offer may be made which (a) decreases the price per Share payable in the Offer, (b) reduces the maximum number of Shares to be purchased in the Offer, (c) imposes conditions to the Offer in addition to those described below under "Conditions to the Offer," (d) amends or changes the terms and conditions of the Offer in any manner materially adverse to the holders of Shares other than Parent and its subsidiaries or (e) changes or waives the Minimum Condition.

    THE MERGER. The Merger Agreement provides that, upon the terms and subject to the conditions thereof (and described below under "Conditions to the Merger"), and in accordance with Delaware Law, at the effective time of the Merger under Delaware Law (the "Effective Time"), Purchaser shall be merged with and into the Company (or, at the option of Parent, the Company may be merged into Purchaser). As a result of the Merger, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation and will become an indirect, wholly owned subsidiary of Parent. Upon consummation of the Merger, each issued and then outstanding Share (other than any Shares held in the treasury of the Company, or owned by Purchaser, Parent or any

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
direct or indirect wholly owned subsidiary of Parent or of the Company and any Shares that are held by stockholders who have not voted in favor of the Merger or consented thereto in writing and who shall have demanded properly in writing appraisal for such Shares in accordance with Delaware Law) shall be cancelled and converted automatically into the right to receive an amount equal to the price per share being paid by Purchaser in the Offer (the "Merger Consideration").

    Pursuant to the Merger Agreement, each share of common stock, par value $.01 per share, of Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one share of common stock, par value $.01 per share, of the Surviving Corporation.

    The Merger Agreement provides that the directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement provides that, at the Effective Time, unless otherwise determined by Parent prior to the Effective Time, and subject to the requirements of sections of the Merger Agreement that provide for indemnification of directors and officers (as described herein), the Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, will be the Certificate of Incorporation of the Surviving Corporation and shall be amended and restated to conform to the Certificate of Incorporation of Purchaser as in effect immediately prior to the Effective Time; provided, however, that, at the Effective Time, Article I of the Certificate of Incorporation of the Surviving Corporation will be amended to read as follows:
"The name of the corporation is Dr Pepper/Seven-Up Companies, Inc." The Merger Agreement also provides that the By-laws of Purchaser, as in effect immediately prior to the Effective Time, and subject to the requirements of sections of the Merger Agreement that provide for indemnification of directors and officers, will be the By-laws of the Surviving Corporation.

    AGREEMENTS OF PARENT, PURCHASER AND THE COMPANY. Pursuant to the Merger Agreement, subject to its fiduciary duties under applicable law as advised in writing by independent counsel, the Company, acting through the Board, shall, in order to consummate the Merger, duly call, give notice of, convene and hold an annual or special meeting of its stockholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby (the "Stockholders' Meeting").

    Proxy Statement. The Merger Agreement provides that the Company shall, as soon as practicable following consummation of the Offer, file with the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and use its reasonable best efforts to have cleared by the Commission, a proxy statement and related proxy materials (the "Proxy Statement") with respect to the Stockholders' Meeting and shall cause the Proxy Statement to be mailed to stockholders of the Company at the earliest practicable time. The Company has also agreed, subject to its fiduciary duties under applicable law as advised in writing by counsel, to include in the Proxy Statement the unanimous recommendation of the Board that the stockholders of the Company approve and adopt the Merger Agreement and the transactions contemplated thereby and to use its reasonable best efforts to obtain such approval and adoption. To the extent permitted by law, Parent and Purchaser have each agreed to vote all shares beneficially owned by them in favor of the Merger.

    Parent Stockholders' Meeting. The Merger Agreement provides that, subject to its fiduciary duties under applicable law as advised in writing by independent counsel, Parent, acting through its Board of Directors, shall, in accordance with applicable law, (i) duly call, give notice of, convene and hold a special meeting of the holders of Parent's ordinary shares (the "Parent Stockholders Meeting") as soon as practicable following the date of the Merger Agreement, but in no event later than March 1, 1995, for the purpose of considering and authorizing the transactions contemplated by the Merger Agreement and (ii) unanimously recommend that the holders of ordinary shares of Parent approve and adopt this Agreement and the transactions contemplated by the Merger Agreement, including, without limitation, the Merger and use its reasonable best efforts to obtain such approval and adoption.

    Conduct of Business. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, between the date of the Merger Agreement and the election or appointment of Purchaser's designees to the Board (as described in the next following paragraph) upon the purchase by Purchaser of any Shares pursuant to the Offer (the "Purchaser's Election Date"), unless Parent shall otherwise agree in writing, the businesses of the Company and its subsidiaries (the "Subsidiaries" and, individually, a "Subsidiary") shall be conducted only in, and the Company and the Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company shall use its reasonable best efforts to preserve substantially intact the business organization of the Company and the Subsidiaries, to keep available the services of the current officers, employees and consultants of the Company and the Subsidiaries and to preserve the current relationships of the Company and the Subsidiaries with customers, suppliers and other persons with which the Company or any Subsidiary has significant business relations. The Merger Agreement provides that by way of amplification and not limitation, and except as contemplated therein, neither the Company, nor the Material Subsidiaries shall, between the date of the Merger Agreement and Purchaser's Election Date, directly or indirectly do, or propose to do, any of the following, without the prior written consent of Parent: (a) amend or otherwise change its Certificate of Incorporation or By-laws or equivalent organizational documents; (b) issue, sell, pledge, dispose of, grant, encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of (i) any shares of capital stock of any class of the Company or any Subsidiary, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest) of the Company or any Subsidiary (except for the issuance of Shares issuable pursuant to Options (as hereinafter defined) outstanding on the date of the Merger Agreement), or (ii) any assets of the Company or any Subsidiary, except for sales of products in the ordinary course of business and in a manner consistent with past practice; (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for such declarations, set asides, dividends, and other distributions made from any Subsidiary to the Company); (d) reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock; (e) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any corporation, partnership, other business organization or any division thereof or any material amount of assets other than in the ordinary course of business, (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except in the ordinary course of business and consistent with past practice, (iii) without the prior written consent of Parent (which shall not be unreasonably withheld), enter into any (A) bottling license agreement or (B) supply agreement with a term exceeding one year or terminate, cancel or request any material change in, or agree to any material change in, any bottling license agreement or supply agreement, (iv) authorize capital expenditures which are, in the aggregate, in excess of $2,000,000 through March 15, 1995 for the Company and the Subsidiaries taken as a whole (provided, however, that, notwithstanding the foregoing limitation, capital expenditures in the aggregate for 1995 shall not exceed the aggregate capital expenditures for 1994 and, provided, further, the Company may enter into software licenses with a third party software vendor with the prior written consent of Parent, which consent shall not be unreasonably withheld), or
(v) enter into or amend any contract, agreement, commitment or arrangement with respect to any of the foregoing matters in this clause (e); (f) increase the compensation payable or to become payable to its officers or employees, except for increases in accordance with past practices in salaries or wages of employees of the Company or any Subsidiary who are not officers of the Company, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer or other employee of the Company or any Subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee or circulate to any employee any details of any such plan proposed to be adopted; (g) make any tax election or settle or compromise any material

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federal, state, local or foreign income tax liability; (h) pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the consolidated balance sheet of the Company and the Subsidiaries as at December 31, 1993 or subsequently incurred in the ordinary course of business and consistent with past practice; (i) settle or compromise any pending or threatened suit, action or claim which is material or which relates to the Offer, the Merger, or any of the transactions contemplated thereby; or (j) take or offer or propose to take, or agree to take in writing, or otherwise, any of the actions described above or any action that would result in any of the conditions to the Offer not being satisfied (other than as contemplated by the Merger Agreement).

    Designation of Directors. The Merger Agreement provides that, promptly upon the purchase by Purchaser of Shares pursuant to the Offer, and from time to time thereafter, Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as shall give Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence), multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser or any affiliate of Purchaser at such time bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause Purchaser's designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors, or both. The Merger Agreement also provides that, at such times, the Company shall use its best efforts to cause persons designated by Purchaser to constitute the same percentage as persons designated by Purchaser shall constitute of the Board of
(i) each committee of the Board (some of the members of which may be required to be independent as required by applicable law), (ii) each board of directors of each domestic Subsidiary and (iii) each committee of each such board, in each case only to the extent permitted by applicable law. Notwithstanding the foregoing, until the time Purchaser acquires a majority of the then outstanding Shares on a fully diluted basis, the Company has agreed to use its best efforts to ensure that all the members of the Board and each committee of the Board and such boards and committees of the domestic Subsidiaries as of the date of the Merger Agreement who are not employees of the Company shall remain members of the Board and of such boards and committees.

    Amendments. The Merger Agreement provides that following the election or appointment of Purchaser's designees in accordance with the immediately preceding paragraph and prior to the Effective Time, any amendment of the Merger Agreement or the Certificate of Incorporation or By-laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser or waiver of any of the Company's rights thereunder, will require the concurrence of a majority of those directors of the Company then in office who were neither designated by Purchaser nor are employees of the Company or if no such directors are then in office, no such amendment, termination, extension or waiver shall be effected which is materially adverse to the holders of Shares (other than Parent and its subsidiaries).

    Access to Information; Confidentiality. Pursuant to the Merger Agreement, from the date of the Merger Agreement until the consummation of the Offer, the Company shall, and shall cause the Subsidiaries and the officers, directors, employees, auditors and agents of the Company and the Subsidiaries to, afford the officers, employees and agents of Parent and Purchaser and persons providing or committing to provide Parent or Purchaser with financing for the transactions contemplated by the Merger Agreement complete access at all reasonable times to the officers, employees, agents, properties, offices, plants and other facilities, books and records of the Company and each Subsidiary, and shall furnish Parent and Purchaser and persons providing or committing to provide Parent or Purchaser with financing for the transactions contemplated by the Merger Agreement with all financial, operating and other data and information as Parent or Purchaser, through its officers, employees or agents, may reasonably request. Parent and Purchaser have agreed to keep such information confidential in accordance with the terms of a Confidentiality Agreement dated as of January 22, 1995 entered into between the Company and Parent, a copy of which has been filed as Exhibit 7 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

    The Company has agreed that to the extent permitted by applicable law, in order to facilitate the continuing operation of the Company by Parent and Purchaser from and after the completion of the Offer without disruption and to assist in an achievement of an orderly transition in the ownership and management of the Company, from the date of the Merger Agreement and until completion of the Offer, the Company, Parent and Purchaser shall cooperate reasonably with each other to effect an orderly transition including, without limitation, with respect to communications with bottlers and employees.

    No Solicitation of Transactions. The Company has agreed that, until the Merger Agreement shall have been terminated according to its terms (as described below), neither it nor any Subsidiary shall, directly or indirectly, through any officer, director, agent or otherwise, solicit, initiate or encourage the submission of, any proposal or offer from any person relating to any acquisition or purchase of all or (other than in the ordinary course of business) any substantial portion of the assets of, or any equity interest in, the Company or any Material Subsidiary or any business combination with the Company or any Subsidiary or, except to the extent required by fiduciary obligations under applicable law as advised in writing by independent counsel, participate in any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing; provided, however, that nothing contained in the Merger Agreement shall prohibit the Board from furnishing information to, or entering into discussions or negotiations with, any person in connection with an unsolicited (from the date of the Merger Agreement) proposal in writing by such person to acquire the Company pursuant to a merger, consolidation, share exchange, business combination or other similar transaction or to acquire all or substantially all of the assets of the Company or any of its Subsidiaries, if, and only to the extent that, (i) the Board, after consultation with independent legal counsel (which may include its regularly engaged independent legal counsel), determines in good faith that such action is required for the Board to comply with its fiduciary duties to stockholders imposed by Delaware Law and
(ii) prior to furnishing such information to, or entering into discussions or negotiations with, such person the Company uses its reasonable best efforts to obtain from such person an executed confidentiality agreement on terms no less favorable to the Company than those contained in its confidentiality agreement with the Parent. The Merger Agreement required the Company immediately to cease and cause to be terminated any discussions or negotiations existing at the date of the Merger Agreement with any parties conducted prior to the date of the Merger Agreement with respect to any of the foregoing. The Company has also agreed to notify Parent promptly if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made. The Company has also agreed not to release any third party from any confidentiality restriction or, subject to the fiduciary duties of the Board, standstill agreement to which the Company is or may become a party.

    Treatment of Stock Options. Immediately after the date on which the Purchaser has accepted for payment all Shares validly tendered and not withdrawn prior to the expiration date of the Offer, each outstanding option to purchase Shares (in each case, an "Option") granted under the Company's 1988 Stock Option Plan, as amended, 1988 Non-Qualified Plan, as amended, 1993 Stock Ownership Plan, as amended, and Non-Qualified Stock Option Plan for Non-Employee Directors (collectively, the "Stock Option Plans"), whether or not then exercisable, shall be cancelled by the Company, and each holder of a cancelled Option shall be entitled to receive from Purchaser, at the same time as payment for Shares is made by Purchaser in connection with the Offer, in consideration for the cancellation of such Option an amount in cash equal to the product of (i) the number of Shares previously subject to such Option and (ii) the excess, if any, of the per share amount paid by Purchaser for Shares in the Offer over the exercise price per Share previously subject to such Option.

    Indemnification and Insurance. The Merger Agreement further provides that the Certificate of Incorporation of the Surviving Corporation and each of its Subsidiaries shall contain provisions no less favorable with respect to indemnification and advancement of expenses that then are set forth in Article VI of the Certificate of Incorporation of the Company as of the date of the Merger Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who from and after the date of the Merger Agreement and to and including the Effective Time were directors, officers, employees, fiduciaries or agents of the Company or any of its Subsidiaries in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the matters contemplated by the Merger Agreement), unless such modification is required by law. The Company has agreed that from and after the Purchaser's Election Date, the Company shall not amend, repeal or otherwise modify the indemnification and advancement of expenses provisions of Article VI of the Certificate of Incorporation of the Company or the indemnification or advancement of expenses provisions in the Certificate of Incorporation of any of the Company's Subsidiaries in any manner that would adversely affect the rights thereunder of individuals who at any time from and after the date of the Merger Agreement and to and including the Effective Time were directors, officers, employees, fiduciaries or agents of the Company or any of its Subsidiaries in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the matters contemplated by the Merger Agreement), unless such modification is required by law.

    The Merger Agreement also provides that the Company shall, to the fullest extent permitted under applicable law and regardless of whether the Merger becomes effective, indemnify and hold harmless, and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless, each present and former director, officer, employee, fiduciary and agent of the Company and each Subsidiary (collectively, the "Indemnified Parties") against all costs and expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any threatened or actual claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time) (a "Claim"), whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission in their capacity as an officer, director, employee, fiduciary or agent (including, without limitation, any Claim arising out of the Merger Agreement or any of the transactions contemplated thereby), whether occurring before or after the Effective Time, whether asserted prior to or at or after the Effective Time, for a period of six years after the later of the date of the Merger Agreement and the Effective Time, in each case to the fullest extent permitted under Delaware Law (and will pay any expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted under Delaware Law, upon receipt from the Indemnified Party to whom expenses are advanced of any undertaking to repay such advances required under Delaware Law). In the event of any such claim, action, suit, proceeding or investigation, the Merger Agreement provides that (i) the Indemnified Parties may retain counsel, including local counsel, satisfactory to them and the Company or the Surviving Corporation, as the case may be, shall pay the reasonable fees and expenses of such counsel promptly after statements therefor are received and (ii) the Company and the Surviving Corporation shall use all reasonable efforts in the vigorous defense of any such matter; provided, however, that neither the Company nor the Surviving Corporation shall be liable for any settlement effected without its written consent (which consent may not be unreasonably withheld); and provided, further, that neither the Company nor the Surviving Corporation shall be obligated to pay the fees and expenses of more than one counsel (plus appropriate local counsel) for all Indemnified Parties in any single action unless there is, as determined by counsel to the Indemnified Parties, under applicable standards of professional conduct, a conflict or a reasonable likelihood of a conflict on any significant issue between the positions of any two or more Indemnified Parties, in which case such additional counsel (including local counsel) as may be required to avoid any such conflict or likely conflict may be retained by the Indemnified Parties at the expense of the Company or the Surviving Corporation; and provided, further, that, in the event that any claim for indemnification is asserted or made within such six-year period, all rights to indemnification in respect of such claim shall continue until the disposition of such claim.

    The Merger Agreement provides that the Company shall, from and after the date of the Merger Agreement and to and including the Effective Time, and the Surviving Corporation shall, for six years from the Effective Time, maintain in effect the current directors' and officers' liability insurance policies maintained by the Company (provided that the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms and conditions which are no less advantageous to such officers and directors so long as substitution does not result in gaps or lapses in coverage) with respect to matters occurring prior to the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend more than an amount per year equal to 200% of the current annual premiums paid by the Company for such insurance (which premiums the Company has represented to Parent and Purchaser to be approximately $700,000 in the aggregate) and, in the event the cost of such coverage shall exceed that amount, the Surviving Corporation will purchase as much coverage as possible for that amount.

    Parent, Purchaser and the Company have also agreed that in the event the Company or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in each such case, proper provision shall be made so that the successors and assigns of the Company or the Surviving Corporation, as the case may be, or at Parent's option, Parent, shall assume the foregoing indemnity obligations.

    The Merger Agreement provides that the By-laws of the Surviving Corporation and each of its Subsidiaries shall contain the provisions with respect to indemnification and advancement of expenses set forth in the By-laws of the Company on the date of the Merger Agreement, and that such provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would affect adversely the rights thereunder of individuals who at any time from and after the date of the Merger Agreement and to and including the Effective Time were directors, officers, employees, fiduciaries or agents of the Company or any of its Subsidiaries in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement), unless such modification is required by law. The Merger Agreement provides that, from and after the Purchaser's Election Date, the Company shall not amend, repeal or otherwise modify the indemnification and advancement of expenses provisions of the By-laws of the Company or the indemnification and advancement of expenses provisions in the By-laws of any of the Company's Subsidiaries in any manner that would adversely affect the rights thereunder of individuals who at any time from and after the date of the Merger Agreement and to and including the Effective Time were directors, officers, employees, fiduciaries or agents of the Company or any of its Subsidiaries in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the matters contemplated by this Agreement), unless such modification is required by law.

    The Merger Agreement provides that the obligations of the Company or the Surviving Corporation with respect to the above-described agreements regarding indemnification and insurance shall not be terminated or modified in such a manner as to adversely affect any director, officer, employee, fiduciary and agent to whom the indemnification and insurance provisions therein apply without the consent of each affected director, officer, employee, fiduciary and agent.

    The Merger Agreement provides that in the event that the Company or the Surviving Corporation should fail, at any time from and after the Purchaser's Election Date, to comply with any of the foregoing indemnification and insurance obligations for any reason, Parent shall be responsible therefor. Parent agreed to perform such obligations unconditionally without regard to any defense or other basis for nonperformance which the Company or the Surviving Corporation may have or claim (except as would otherwise be prohibited by applicable Delaware Law). Parent, Purchaser, and the Company intend that the officers, directors, employees, fiduciaries and agents of the Company and its Subsidiaries shall be fully indemnified and that the foregoing indemnification provisions shall be a primary obligation of Parent and not merely a guarantee by Parent of the obligations of the Company or Purchaser.

    Employee Benefits. Pursuant to the Merger Agreement, Parent has agreed to maintain each of the Company's existing employee benefit plans as that term is defined in Section 3(3) of the Employee Retirement Income Security Act (excluding any equity or incentive compensation plans or the severance plans referred to below), until at least December 31, 1995. Parent has further agreed that for 1996, Parent will provide the Company's employees with plans or programs providing benefits which in the aggregate are not less favorable to such employees than the benefits provided to them under existing employee benefit plans of the Company.

    Parent has also agreed that the Company's employees will continue to participate in the Company's existing incentive compensation plans until December 31, 1995 on the same basis as they are now participating. The Merger Agreement further provides that for 1996 the employees will participate in any incentive plan of Parent or any of its subsidiaries in effect as of the date hereof or created thereafter, on substantially the same terms and subject to substantially the same conditions and criteria as similarly situated U.S. employees of Parent or any of its subsidiaries. In addition, the Company's employees will also participate in 1995 and 1996 in any employee stock option plan of Parent or any of its subsidiaries in effect as of the date hereof or created thereafter, also on such substantially similar terms, conditions and criteria.

    Pursuant to the Merger Agreement, Parent has agreed that, until two years after the date upon which the Purchaser shall have purchased the Shares pursuant to the Offer, the Surviving Corporation will provide (i) severance payments consistent with the existing Company Severance Plan to all officers (except the Chairman of the Board) and employees, and (ii) reasonable outplacement services for all officers of the Company and its subsidiaries and any divisional managers employed by the Company or its subsidiaries at the date upon which the Purchaser shall have purchased the Shares pursuant to the Offer, in each case, who are terminated without cause (as that term is defined in the Company's Severance
Plan), prior to such date. Parent has further agreed that the severance agreements between the Company and each of Messrs. Albers and Rosenstein shall be amended to provide that amounts payable thereunder upon termination after a Change of Control (as defined thereunder) will be payable upon termination by the Company (or the Surviving Corporation) without cause (as defined thereunder) or by the employee for any reason. Finally, Parent has committed that all Pension and Profit Sharing Plans of the Company shall be amended to provide that all participants therein as of the date upon which the Purchaser shall have purchased the Shares pursuant to the Offer shall be fully vested in their benefits thereunder as of such date.

    Further Action. The Merger Agreement provides that, subject to its terms and conditions, each of the parties thereto shall (i) make promptly its respective filings, and thereafter make any other required submissions, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") with respect to the transactions, (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including, without limitation, using its reasonable best efforts to obtain all licenses, permits (including, without limitation, environmental permits), consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and the Subsidiaries as are necessary for the consummation of the transactions contemplated by the Merger Agreement and to fulfill the conditions to the Offer and the Merger, and (iii) except as contemplated by the Merger Agreement, use its reasonable best efforts not to take any action, or enter into any transaction, which would cause any of its representations or warranties contained in the Merger Agreement to be untrue or result in a breach of any covenant made by it in the Merger Agreement.

    Under the Merger Agreement, Parent has agreed to take all action necessary to cause Purchaser to perform all of Purchaser's, and the Surviving Corporation to perform all of the Surviving Corporation's, agreements, covenants and obligations under the Merger Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in the Merger Agreement. The Merger Agreement provides that Parent shall be liable for any breach of any representation, warranty, covenant or agreement of Purchaser and for any breach of the foregoing covenant.

    In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the proper officers and directors of each party to the Merger Agreement then in office are required to use their reasonable best efforts to take all such action.

    Secion 203 of Delaware Law. The Merger Agreement provides that (i) no representation and warranty made by the Company shall be deemed to be untrue nor shall the Company be deemed to be in breach of any such representation or warranty and (ii) the Company shall not be deemed in breach of any covenant or agreement contained herein, in each case to the extent that any such breach or failure results directly or indirectly from the application to the transactions contemplated by the Merger Agreement of Section 203 of Delaware Law. The Merger Agreement provides that neither Parent nor Purchaser shall be entitled to assert the failure of any condition to the consummation of the Offer or the Merger, where the failure to satisfy such conditions results, directly or indirectly from the application to the transactions contemplated by the Merger Agreement of
Section 203 of Delaware Law. Under Section 203 of Delaware Law, as a result of the acquisition by a subsidiary of Parent in August of 1993 of a number of Shares which together with Shares then already owned by Parent and its affiliates exceeded 15% of the outstanding Shares in August of 1993 (as more fully described in Item 4 below), the affirmative vote of the holders of at least two-thirds of the outstanding Shares not owned by Parent or Purchaser or any of their affiliates or associates is required to approve and adopt the Merger Agreement and the Merger during a three-year period expiring on August 19, 1996. After such date, only the affirmative vote of the holders of a majority of the outstanding Shares (including the Shares owned by Parent, Purchaser or any such affiliates or associates) will be required to approve and adopt the Merger Agreement and the Merger.

    BECAUSE OF THE POSSIBILITY THAT THE VOTE REQUIRED TO APPROVE THE MERGER UNDER SECTION 203 OF DELAWARE LAW MAY NOT BE OBTAINED AFTER CONSUMMATION OF THE OFFER, THERE CAN BE NO ASSURANCE THAT THE MERGER WILL OCCUR BEFORE AUGUST 20, 1996. AS A CONSEQUENCE, THERE CAN BE NO ASSURANCE THAT STOCKHOLDERS WHO FAIL TO TENDER SHARES PURSUANT TO THE OFFER WILL RECEIVE THE MERGER CONSIDERATION BEFORE SUCH DATE.

    REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains various customary representations and warranties of the parties thereto including representations by the Company as to the absence of certain changes or events concerning the Company's business, compliance with law, litigation, employee benefit plans, labor matters, real property and leases, trademarks, patents and copyrights, environmental matters, brokers and taxes.

    The Merger Agreement also contains certain representations by the Company concerning the efforts taken by the Company to protect the recipes to the soft drink concentrates and other products manufactured by the Company.

    The Company also represented in the Merger Agreement that the Board has taken all necessary action to amend the terms of the Rights Agreement, (but subject to the Board's right to further amend the Rights Agreement) so that (A) none of the execution or delivery of the Merger Agreement or the Stockholders Agreement (as described below) or the making of the Offer will cause (i) the Rights to become exercisable under the Rights Agreement, (ii) Parent or Purchaser or any of their affiliates to be deemed an Acquiring Person (as defined in the Rights Agreement) or (iii) the Stock Acquisition Date (as defined in the Rights Agreement) to occur upon any such event, (B) none of the acceptance for payment or payment for Shares by Purchaser pursuant to the Offer or the consummation of the Merger will cause (i) the Rights to become exercisable under the Rights Agreement or (ii) Parent or Purchaser or any of their affiliates to be deemed an Acquiring Person or (iii) the Stock Acquisition Date to occur upon any such event, and (C) the Expiration Date (as defined in the Rights Agreement) shall occur no later than immediately prior to the purchase of shares pursuant to the Offer; provided, however, that if the Merger Agreement is terminated in accordance with its terms, the Board may rescind its approval of the Offer as a Permitted Offer (as defined in the Rights Agreement) or further amend the Rights Agreement so that clauses (B) and (C) above will not be the case.

    In the Merger Agreement the Company represented that the Board, pursuant to and in accordance with the Rights Agreement, had taken all necessary action to approve the Offer as a Permitted Offer (as defined in the Rights Agreement); provided, however, that if the Merger Agreement is terminated pursuant to its terms, the Board may rescind its approval of the Offer as a Permitted Offer.

    CONDITIONS OF THE OFFER. The Merger Agreement provides that, notwithstanding any other provision of the Offer, the Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for Shares tendered, if (i) the Minimum Condition shall not have been satisfied, (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated prior to the expiration of the Offer after 30 days from the commencement of the Offer or (iii) at any time on or after the date of the Merger Agreement, and prior to the acceptance for payment of Shares, any of the following conditions shall exist:

        (a) there shall have been instituted or be pending any action or proceeding brought by any governmental, administrative or regulatory authority or agency, domestic or foreign, before any court or governmental, administrative or regulatory authority or agency, domestic or foreign, (i) challenging or seeking to make illegal, materially delay or otherwise directly or indirectly restrain or prohibit or make materially more costly the making of the Offer, the acceptance for payment of, or payment for, any Shares by Parent, Purchaser or any other affiliate of Parent pursuant to the Offer, or the consummation of any other transaction contemplated by the Merger Agreement, or seeking to obtain material damages in connection with any transaction contemplated by the Merger Agreement; (ii) seeking to prohibit or limit materially the ownership or operation by the Company, Parent or any of their subsidiaries of all or any material portion of the business or assets of the Company, Parent or any of their subsidiaries, or to compel the Company, Parent or any of their subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company, Parent or any of their subsidiaries, as a result of the transactions contemplated by the Merger Agreement; (iii) seeking to impose or confirm limitations on the ability of Parent, Purchaser or any other affiliate of Parent to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer, the Stockholders Agreement or otherwise on all matters properly presented to the Company's stockholders, including, without limitation, the approval and adoption of the Merger Agreement and the transactions contemplated thereby; or (iv) seeking to require divestiture by Parent, Purchaser or any other affiliate of Parent of any Shares; other than, in each of the foregoing cases under this clause (a), such actions or proceedings which result, directly or indirectly, from the application of Section 203 of Delaware Law;

        (b) there shall have been issued any injunction, order or decree by any court or governmental, administrative or regulatory authority or agency, domestic or foreign, resulting from any action or proceeding brought by any person other than any governmental, administrative or regulatory authority or agency, domestic or foreign, which (i) restrains or prohibits the making of the Offer or the consummation of any other transaction contemplated by the Merger Agreement, (ii) prohibits or limits ownership or operation by the Company, Parent or Purchaser of all or any material portion of the business or assets of the Company, taken as a whole, Parent or any of their subsidiaries, or compels the Company, Parent or any of their subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company, Parent or any of their subsidiaries, in each case as a result of the transactions contemplated by the Merger Agreement; (iii) imposes limitations on the ability of Parent or Purchaser to exercise effectively full rights of ownership of any Shares, including, without limitation, the right to vote any Shares acquired by Purchaser pursuant to the Offer, or otherwise on all matters properly presented to the Company's stockholders, including, without limitation, the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement; (iv) requires divestiture by Parent or Purchaser of any Shares; other than, in each of the foregoing cases under this clause (b) such injunctions, orders or decrees which result, directly or indirectly, from the application of Section 203 of Delaware Law;

        (c) there shall have been any action taken, or any statute, rule, regulation, order or injunction enacted, entered, enforced, promulgated, amended, issued or deemed applicable to (i) Parent, the Company or any subsidiary or affiliate of Parent or the Company or (ii) any transaction contemplated by the Merger Agreement, by any legislative body, court, government or governmental, administrative or regulatory authority or agency, domestic or foreign, in the case of both (i) and (ii) other than (A) the routine application of the waiting period provisions of the HSR Act to the Offer, the Stockholders Agreement or the Merger, and (B) by the application of Section 203 of Delaware Law, in each case which results in any of the consequences referred to in clauses (i) through (iv) of paragraph
    (b) above;

        (d) there shall have occurred (i) any general suspension of, or limitation on prices for, trading in securities of (x) the Company on the New York Stock Exchange or (y) Parent on The International Stock Exchange of the United Kingdom and the Republic of Ireland Limited in London, (ii) any decline, measured from the date hereof, in the Standard & Poor's 500 Index or FTSE 100 Index by an amount in excess of 20 percent, (iii) a currency moratorium on the exchange markets in London or New York City, (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or the United Kingdom, (v) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on the extension of credit by banks or other lending institutions, (vi) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States or the United Kingdom or (vii) in the case of any of the foregoing existing on the date hereof, a material acceleration or worsening thereof;

        (e) (i) it shall have been publicly disclosed or Purchaser shall have otherwise learned that beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange
    Act) of 15 percent or more of the then outstanding Shares has been acquired by any person, other than Parent or any of its affiliates or (ii) (A) the Board shall have withdrawn or modified in a manner adverse to Parent or Purchaser the approval or recommendation of the Offer, the Merger or the Merger Agreement or approved or recommended any takeover proposal or any other acquisition of Shares other than the Offer and the Merger or (B) the Board shall have resolved to do any of the foregoing;

        (f) any representation and warranty of the Company in the Merger Agreement shall not be true and correct and the failure to be true and correct has an effect that, when taken together with all other adverse changes or effects, is or is reasonably likely to be materially adverse to the business, operations, properties, condition (financial or otherwise), assets or liabilities (including, without limitation, contingent liabilities) of the Company and the Subsidiaries taken as a whole (a "Material Adverse Effect"); provided, however, in determining whether a Material Adverse Effect has occurred, any qualification as to materiality contained in any such representation and warranty shall be deemed not to apply;

        (g) the Company shall have failed to perform in any material respect any material obligation or to comply in any material respect with any material agreement or covenant of the Company to be performed or complied with by it under the Merger Agreement;

        (h) Parent shall not have received the requisite affirmative vote of the holders of ordinary shares of Parent with respect to the approval of the transactions contemplated by the Merger Agreement at the Parent Stockholders Meeting;

        (i) the Merger Agreement shall have been terminated in accordance with its terms; or

        (j) Purchaser and the Company shall have agreed that Purchaser shall terminate the Offer or postpone the acceptance for payment of or payment for Shares thereunder.

    The Merger Agreement provides that the foregoing conditions are for the sole benefit of Purchaser and Parent and may be asserted by Purchaser or Parent regardless of the circumstances giving rise to any such condition or may be waived by Purchaser or Parent in whole or in part at any time and from time to time in their sole discretion. The Merger Agreement provides that the failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and other circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

    CONDITIONS OF THE MERGER. Under the Merger Agreement, the respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions and only the following conditions: (a) the Merger Agreement and the Merger shall have been approved and adopted by the affirmative vote of the stockholders of the Company to the extent required by Delaware Law (including Section 203 thereof) and the Company's Certificate of Incorporation; (b) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; (c) no foreign, United States or state governmental authority or other agency or commission or foreign, United States or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the acquisition of Shares by Parent or Purchaser or any affiliate of either of them illegal or otherwise preventing or prohibiting consummation of the transactions (other than Section 203 of Delaware Law); and (d) Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, neither Parent nor Purchaser shall be entitled to assert the failure of this condition if, in breach of the Merger Agreement or the terms of the Offer, Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

    TERMINATION; FEES AND EXPENSES. The Merger Agreement provides that it may be terminated and the Merger and the other transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions by the stockholders of the
Company: (a) by mutual written consent duly authorized by the Boards of Directors of Parent, Purchaser and the Company prior to Purchaser's Election Date; (b) by Parent, Purchaser or the Company if (i) the Effective Time shall not have occurred on or before the later of (x) September 30, 1996 and (y) 90 days following the date on which Parent or any of its subsidiaries or affiliates is no longer subject to the restrictions set forth in Section 203 of Delaware Law; provided, however, that the right to terminate the Merger Agreement pursuant to this clause (b) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date or (ii) any court of competent jurisdiction in the United States or other governmental authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable;
(c) by Parent if (i) due to an occurrence or circumstance that results in a failure to satisfy any condition described under "Conditions to the Offer" above, Purchaser shall have (A) failed to commence the Offer within 10 days following the date of the Merger Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder, or (C) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless any such failure listed above shall have been caused by or resulted from the failure of Parent or Purchaser to perform in any material respect any material covenant or agreement of either of them contained in the Merger Agreement or the material breach by Parent or Purchaser of any material representation or warranty of either of them contained in the Merger Agreement or (ii) prior to the purchase of Shares pursuant to the Offer, the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in a manner adverse to Purchaser or Parent its approval or recommendation of the Offer, the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement or shall have recommended another merger, consolidation, business combination with, or acquisition of, the Company or its assets or another tender offer or exchange offer for Shares, or shall have resolved to do any of the foregoing or shall have rescinded or resolved to rescind its determination that the Offer is a "Permitted Offer" (as defined in the Rights Agreement); or (d) by the Company, upon approval of the Board of Directors of the Company, if (i) Purchaser shall have (A) failed to commence the Offer within 10 days following the date of the Merger Agreement,
(B) terminated the Offer without having accepted any Shares for payment thereunder or (C) failed to pay for Shares pursuant to the Offer within 90 days following the commencement of the Offer, unless any such failure shall have been caused by or resulted from the failure of the Company to satisfy the conditions set forth in paragraphs (f) or (g) under "Conditions to the Offer" above or (ii) prior to the purchase of Shares pursuant to the Offer, the Board shall have withdrawn or modified in a manner adverse to Purchaser or Parent its approval or recommendation of the Offer, the Merger Agreement or the Merger in order to approve the execution by the Company of a definitive agreement providing for the acquisition of the Company or its assets by merger or other business combination or in order to approve a tender offer or exchange offer for Shares by a third party, in either case, as determined by the Board, in the exercise of its good faith judgment and after consultation with its legal counsel and financial advisors on terms more favorable to the Company's stockholders than the Offer and the Merger taken together; provided, however, that such termination under this clause (ii) shall not be effective until the Company has made payment to Parent of all fees and expenses required to be paid to Parent pursuant to the Merger Agreement and has deposited with a mutually acceptable escrow agent $20 million for reimbursement to Parent and Purchaser of Expenses (as hereinafter defined).

    In the event of the termination of the Merger Agreement, the Merger Agreement provides that it shall forthwith become void and there shall be no liability thereunder on the part of any party thereto except under the provisions of the Merger Agreement related to fees and expenses described below and under certain other provisions of the Merger Agreement which survive termination.

    The Merger Agreement provides that in the event that (a) any person (including, without limitation, the Company or any affiliate thereof), other than Parent or any affiliate of Parent, shall have become the beneficial owner of more than 15 percent of the then outstanding Shares and the Merger Agreement shall have been terminated pursuant to the provisions described in the second preceding paragraph above and within 12 months of such termination a Third Party Acquisition (as hereinafter defined) shall occur; (b) any person shall have commenced, publicly proposed or communicated to the Company a proposal that is publicly disclosed for a tender or exchange offer for more than 50 percent (or which, assuming the maximum amount of securities which could be purchased, would result in any person beneficially owning more than 50 percent) of the then outstanding Shares or otherwise for the direct or indirect acquisition of the Company or all or substantially all of its assets for per Share consideration having a value greater than the per share amount to be paid by Purchaser in the Offer and (i) the Offer shall have remained open for at least 20 business days,
(ii) the Minimum Condition shall not have been satisfied and (iii) the Merger shall have been terminated pursuant to the provisions described above; or (c) the Merger Agreement is terminated pursuant to the provisions described in clause (c)(ii) or clause (d)(ii) of the second preceding paragraph, then the Company shall pay Parent promptly (but in no event later than one business day after the first of such events shall have occurred) a fee of $35 million, which amount shall be payable in immediately available funds, plus all Expenses (as defined below).

    Under the Merger Agreement, the term "Expenses" means all out-of-pocket expenses and fees up to $20 million in the aggregate (including, without limitation, fees and expenses payable to all banks, investment banking firms, other financial institutions and other persons and their respective agents and counsel, for arranging, committing to provide or providing any financing for the transactions contemplated by the Merger Agreement or structuring such transactions and all fees of counsel, accountants, experts and consultants to Parent and Purchaser, and all printing and advertising expenses) actually incurred or accrued by either of them or on their behalf in connection with the transactions contemplated by the Merger Agreement, including, without limitation, the financing thereof, and actually incurred or accrued by banks, investment banking firms, other financial institutions and other persons and assumed by Parent and Purchaser in connection with the negotiation, preparation, execution and performance of the Merger Agreement, the structuring and financing of the transactions contemplated by the Merger Agreement, and any financing commitments or agreements relating thereto.

    Under the Merger Agreement, the term "Third Party Acquisition" means the occurrence of any of the following events: (i) the acquisition of the Company by merger, consolidation or other business combination transaction by any person other than Parent, Purchaser or any affiliate thereof (a "Third Party"); (ii) the acquisition by any Third Party of all or substantially all of the total assets of the Company and its Subsidiaries, taken as a whole; (iii) the acquisition by a Third Party of 50% or more of the outstanding Shares whether by tender offer, exchange offer or otherwise; (iv) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; or (v) the repurchase by the Company or any of its Subsidiaries of 50% or more of the outstanding Shares.

    Except as set forth in the preceding five paragraphs, all costs and expenses incurred in connection with the Merger Agreement, the Stockholders Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such expenses, whether or not any such transaction is consummated.

THE STOCKHOLDERS AGREEMENT

    John R. Albers (Chairman and Chief Executive Officer of the Company), Ira M. Rosenstein (Executive Vice President and Chief Financial Officer of the Company) and Thomas O. Hicks (a director of the Company) (each a "Director Stockholder") have entered into an agreement with the Purchaser (the "Stockholders Agreement"), dated as of January 25, 1995, as required by the Merger Agreement. The Stockholder Agreement provides that, upon the terms set forth therein, each Director Stockholder has agreed to tender and sell (and not withdraw unless (i) taking into account the Shares tendered by the Director Stockholders, the Minimum Condition shall not have been satisfied in the Offer, or (ii) the Board of Directors of the Company or any committee thereof shall have withdrawn or modified in any manner adverse to Purchaser or Parent its approval or recommendation of the Offer, the Merger, or the Merger Agreement), pursuant to and in accordance with the terms of the Offer, all of the Director Stockholder's Shares. As of January 25, 1995, the Director Stockholders owned (either beneficially or of record (excluding certain shares held in certain trusts and Shares issuable upon the exercise of stock options currently outstanding) approximately 4.4% of the outstanding Shares on a fully diluted basis.

    The Stockholders Agreement provides that each Director Stockholder shall not, and shall not offer or agree to, sell, transfer, tender or assign, hypothecate or otherwise dispose of, or create or permit to exist, any security interest, lien, pledge, option, right of first refusal, agreement, limitation on such Director Stockholder's voting rights, charge, or other encumbrance of any nature whatsoever with respect to the Director Stockholder's Shares owned at the date of the Stockholders Agreement or that may thereafter be acquired by such Director Stockholder at any time prior to the earlier of (i) the purchase by Purchaser of all Shares validly tendered and not withdrawn pursuant to the Offer or (ii) the termination of the Offer by the Purchaser.

    The Stockholders Agreement provides that each Director Stockholder shall not, directly or indirectly, through any agent or representative or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any person relating to (i) any acquisition or purchase of all or any of the Shares or (ii) any acquisition or purchase of all or (other than in the ordinary course of business) any substantial portion of the assets of, or any equity interest in, the Company or any Subsidiary or any business combination with the Company or any Subsidiary or, subject to their fiduciary duties as directors of the Company and as contemplated in the Merger Agreement, participate in any negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with, or assist or participate in or facilitate or encourage, any effort or attempt by any person to do or seek any of the foregoing. Each Director Stockholder has agreed immediately to cease and cause to be terminated all discussions or negotiations of such Director Stockholder and his agents or other representatives existing at the date of the Stockholders Agreement with any person conducted before the date of the Stockholders Agreement with respect to any of the foregoing. Each Director Stockholder also has agreed to notify Purchaser promptly if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made. A copy of the Stockholders Agreement has been filed as Exhibit 8 to this
Schedule 4D-9 and is incorporated herein by reference in its entirety.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) Recommendation of the Board of Directors.

    The Company's Board of Directors has determined unanimously that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company (other than Parent and its subsidiaries) and recommends that all stockholders of the Company accept the Offer and tender all of their Shares pursuant to the Offer. This recommendation is based in part upon opinions received from BT Securities Corporation ("BT") and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") that the per Share consideration to be offered to the Company's stockholders in the Offer and the Merger is fair to the stockholders (other than Parent and its subsidiaries) from a financial point of view. THE FULL TEXT OF THE FAIRNESS OPINIONS RECEIVED BY THE COMPANY FROM BT AND DLJ ARE ATTACHED HERETO AS ANNEX 2 AND ANNEX 3, RESPECTIVELY. STOCKHOLDERS ARE URGED TO READ EACH SUCH OPINION IN ITS ENTIRETY.

    As set forth in the Purchaser's Offer to Purchase, the Purchaser will purchase Shares tendered prior to the close of the Offer if the Minimum Condition shall have been satisfied by that time and if all other conditions to the Offer have been satisfied (or waived). Stockholders considering not tendering their Shares in order to wait for the Merger should note that the Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger, if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied. Under Delaware Law, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares are ordinarily all that would be required to approve and adopt the Merger. Parent and Purchaser, however, are considered to be "interested stockholders" of the Company for purposes of Section 203 of Delaware Law as a result of a subsidiary of Parent on August 19, 1993 becoming the beneficial owner, for purposes of Section 203, of more than 15 percent but less than 85 percent of the Shares, without the prior approval of the Board. Therefore, Purchaser is prohibited from consummating the Merger until August 20, 1996, three years from the date it became an interested stockholder (the "Section 203 Period"), unless the Merger is approved by the affirmative vote of the holders of at least two-thirds of the outstanding Shares that are not owned by Parent or Purchaser or any of their affiliates or associates. In addition to complying with the requirements of Section 203 of Delaware Law, the only remaining required corporate action of the Company is the approval of the Merger Agreement and the Merger by the affirmative vote of the holders of a majority of the Shares. Accordingly, if the Minimum Condition is satisfied, and after compliance with Section 203 of Delaware Law or expiration of the Section 203 Period, Purchaser will have sufficient voting power to cause the approval and adoption of the Merger Agreement and the transactions contemplated thereby without the affirmative vote of any other stockholder.

    BECAUSE OF THE POSSIBILITY THAT THE VOTE REQUIRED TO APPROVE THE MERGER UNDER SECTION 203 OF DELAWARE LAW MAY NOT BE OBTAINED AFTER CONSUMMATION OF THE OFFER, THERE CAN BE NO ASSURANCE THAT THE MERGER WILL OCCUR BEFORE EXPIRATION OF THE SECTION 203 PERIOD. AS A CONSEQUENCE, THERE CAN BE NO ASSURANCE THAT STOCKHOLDERS WHO FAIL TO TENDER SHARES PURSUANT TO THE OFFER WILL RECEIVE THE MERGER CONSIDERATION BEFORE SUCH DATE.

    The Offer is scheduled to expire at 12:00 Midnight, New York City time, on March 1, 1995, unless the Purchaser, in its sole discretion, elects to extend the period of time for which the Offer is open. Pursuant to the Merger Agreement, Purchaser may, but need not, extend the Offer until the applicable waiting period under the HSR Act shall have expired or been terminated. A copy of the press release issued jointly by the Parent and the Company announcing the Merger and the Offer is filed as Exhibit 11 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

    (b) Background of the Offer; Reasons for the Recommendation.

    In reaching its conclusions described in paragraph (a) above, the Board of Directors of the Company considered a number of factors, including, without limitation, the following: (i) the opinion of BT that as of the date of its opinion the $33.00 per Share in cash to be received by the holders of the Shares pursuant to the Offer and the Merger is fair to such holders (other than Parent and its subsidiaries) from a financial point of view; (ii) the opinion of DLJ that as of the date of its opinion the $33.00 per Share in cash to be received by the holders of the Shares pursuant to the Offer and the Merger is fair to such holders (other than Parent and its subsidiaries) from a financial point of view; (iii) the unanimous determination of a special committee of the Board (the "Special Committee") (which Special Committee was formed in October 1994 to consider any proposals the Company might receive with respect to a business combination transaction) that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company (other than Parent and its subsidiaries) and the recommendation of the Special Committee that the Board approve the Offer and the Merger; (iv) information with respect to the financial condition, results of operations and business of the Company, on both a historical and a prospective basis, and current industry, economic and market conditions; (v) the historical market prices and recent trading patterns of the Shares and the market prices and financial data relating to other companies engaged in the soft drink industry; (vi) the prices paid in other recent acquisition transactions, including acquisitions in the industry in which the Company does business; (vii) alternatives to the Merger and the Offer that might be available to the Company and its stockholders; (viii) the potential impact that the Merger will have on the Company's employees, bottlers and customers and, (ix) the terms and conditions of the Offer and the Merger, including, without limitation, the fact that, to the extent required by the fiduciary obligations of the Board of Directors of the Company to the stockholders under Delaware Law, the Company may terminate the Merger Agreement in order to approve a tender offer or exchange offer for the Shares by a third party on terms more favorable to the Company's stockholders than the Offer and the Merger taken together upon the payment of a $35 million termination fee and up to $20 million of Parent's expenses associated with the Offer and the Merger.

BACKGROUND

    On January 26, 1993 the Company completed its initial public offering of Common Stock (the "IPO"). Immediately prior to the IPO, Parent, through Cadbury Inc., owned 8.9% of the outstanding Common Stock. As a result of the IPO, Parent's ownership interest in the Company was reduced to 5.7%.

    Prior to the IPO, Parent was also a party to a stockholders agreement with the other then principal stockholders of the Company, under which Parent had the right to designate one representative to the Board. However, Parent did not exercise this right after early 1989.

    During the spring of 1993, representatives of Parent and the Company held intermittent exploratory discussions concerning a potential business combination of the Company and the North American carbonated beverage business of Parent. On May 11, 1993, David Jinks, Finance Director of Parent, Frank Swan, Managing Director-Beverages Stream of Parent, and Michael Clark, Group Secretary and Chief Legal Officer of Parent, met in Dallas with Ira Rosenstein, Executive Vice President and Chief Financial Officer of the Company, Michael Buiter, Vice President--Finance of the Company, and Nelson Bangs, Vice President and General Counsel of the Company. During these discussions, Parent advised the Company of its interest in acquiring between 50% and 60% of the Company's outstanding equity pursuant to (i) the sale or contribution of Cadbury Inc.'s North American carbonated beverages business to the Company in exchange for newly issued shares of Common Stock and (ii) the acquisition of additional shares of Common Stock either in open market or privately negotiated transactions. In early June 1993, the Board determined it would not be in the best interests of the stockholders to pursue such a transaction with Parent and such discussions ceased.

    In mid-July 1993, The Prudential Insurance Company of America ("Prudential") informed the Company of its intent to exercise its registration rights and to sell all of the shares of Non-Voting Common Stock of Company that it owned in an underwritten public offering.

    At about this time, Parent indicated its interest in acquiring, with the Company's approval, all of the Shares being sold by Prudential. Parent also indicated it would be willing to enter into a three-year standstill agreement with the Company in connection with its acquisition of Prudential's Shares in exchange for, among other things, the right to designate two members of the Board. In response, the Company indicated a willingness to consider approving Parent's acquisition of Prudential's Shares if Parent would enter into (i) a five-year standstill agreement and (ii) master license agreements regarding Parent's distribution of the Company's products internationally and the Company's distribution of Parent's products in North America. Parent responded that it was not interested in such business arrangements. On August 15, 1993, Parent proposed a form of five-year standstill agreement to the Company without the business arrangements suggested by the Company. This proposal was not accepted by the Company.

    On August 19, 1993, as a result of a privately negotiated transaction, Cadbury Inc. entered into a Stock Purchase Agreement with Prudential pursuant to which it purchased the 12,175,861 shares of Non-Voting Common Stock of the Company (representing approximately 20.2% of the Company's then outstanding Common Stock) owned by Prudential. Following the expiration of the applicable waiting period under the HSR Act, on October 4, 1993 Cadbury Inc. exercised its right to convert these shares of Non-Voting Common Stock into an equal number of shares of Common Stock, and as a result, owned an aggregate of 25.9% of the then outstanding Common Stock.

    Parent's acquisition of Prudential's Shares, which was effected without Board approval, resulted in Parent becoming an "interested stockholder" under
Section 203 of Delaware Law.

    On September 1, 1993, the Company adopted the Rights Agreement. The Rights Agreement provided all stockholders (other than the person acquiring Shares as described below) the right to purchase additional Shares at a substantial discount to the existing market price in the event that (i) any person (other than Parent and its subsidiaries) became the beneficial owner of more than 10% of the outstanding Shares or (ii) Parent and its subsidiaries increased their beneficial ownership of outstanding Shares above 26%, in each case without the prior approval of the Board of Directors of the Company.

    On January 3, 1994, Dominic Cadbury, Executive Chairman of Parent, called John Albers, Chairman and Chief Executive Officer of the Company, to further discuss possible Board representation. On February 9, 1994, Mr. Cadbury and David Wellings, Executive Director and Group Chief Executive of Parent, met with Messrs. Albers, Rosenstein and Buiter to discuss the issue again, at which time Mr. Albers agreed to submit Parent's proposal for Board representation to the Board. At a regular meeting of the Board on February 24, 1994, the Board determined that it was not advisable to provide

Parent with Board representation. This decision was communicated that day through telephone conversations and confirmed in an exchange of correspondence on March 3 and March 7.

    In May 1994, Messrs. Wellings, Clark and Gordon Waddell, a Director of Parent, visited Dallas in connection with Parent's business unrelated to the Company. During the course of that visit they had dinner with members of the Company's senior management on May 3. At that dinner Parent again raised the issue of representation on the Board and the Company indicated it saw no reason for the Board to change its position on the issue.

    In late July 1994, Mr. Rosenstein telephoned Mr. Wellings to suggest a meeting among Mr. Albers, Mr. Cadbury and themselves. As a result, Messrs. Albers, Rosenstein, Cadbury and Wellings met in New York City on August 9, 1994. At this meeting, Messrs. Albers and Rosenstein described generally potential plans of the Company regarding international expansion, activities in China and other strategic objectives. They also sought to determine Parent's long-term interests with respect to the Company and its shareholding, including whether Parent had an interest in exploring a business combination or similar transaction with the Company or whether Parent would be interested in the Company's assistance to effect an orderly sale of Parent's Shares. Messrs. Cadbury and Wellings undertook to consider these issues.

    At the request of Parent, on September 13, 1994, Messrs. Cadbury and Wellings met with Messrs. Albers and Rosenstein in New York City to review Parent's long-term interests regarding the Company. At such meeting, Messrs. Cadbury and Wellings indicated that Parent was not then interested in selling its Shares but was willing to consider on an exploratory basis a business combination. Messrs. Cadbury and Wellings indicated that they would be willing to recommend to Parent's board that it consider framing a proposal at a price level of $29 per Share in cash for all the outstanding Shares of the Company if they received an indication that a proposal at that level would receive serious consideration. Messrs. Albers and Rosenstein replied that a proposal, if made at that level, would not be of interest to the Board and declined, upon request, to provide a price at which the Board would consider a sale, stating that the Company was not for sale. Messrs. Albers and Rosenstein did, however, indicate that if an actual offer were received they would submit it to the Board for consideration. They also said that they would report this discussion to the Company's Board.

    Pursuant to a telephone call between Mr. Jinks and Mr. Rosenstein after the September 13 meeting, Mr. Rosenstein agreed to provide Parent with certain public information regarding outstanding stock options, employment and severance agreements, the Company's second quarter 1994 financial statements, then pending litigation and the Company's net operating loss carryforwards. The information was delivered under cover of letter dated September 19, 1994.

    On September 23, 1994, Mr. Rosenstein and Mr. Jinks spoke by telephone to discuss the possibility of a further meeting in London, which Mr. Rosenstein indicated could not occur prior to a scheduled Board meeting on October 4.

    On October 5, 1994, Messrs. Albers and Rosenstein telephoned Messrs. Cadbury, Jinks and Clark to suggest a meeting, which was arranged for October 11 in London. On October 7, 1994, Messrs. Jinks and Rosenstein spoke by telephone to discuss logistical arrangements for the scheduled meeting.

    On October 11, 1994, Mr. Rosenstein, Kent Sweezey, a Managing Director of DLJ, financial advisor to the Company, and Douglas Brent, a Managing Director of BT, also a financial advisor to the Company, met in London with Messrs. Jinks and Clark, Arthur Reimers, a Partner at Goldman Sachs International, financial advisor to Parent, and Henry Somerset, Director, Kleinwort Benson Limited, also a financial advisor to Parent. At this meeting, Parent sought to solicit from the Company a price at which the Board would consider a sale of the Company. Mr. Rosenstein declined, replying that the Company was not for sale. Nevertheless, he agreed to take the request under consideration. The operations of the Company were also discussed generally at this meeting.

    On October 13, 1994, Messrs. Albers and Rosenstein called Mr. Wellings and indicated that they did not see at that time a basis for proceeding with discussions, that the Company was not for sale and that, therefore, it would be inappropriate to suggest a price.

    On November 9, 1994, the Company filed with the SEC its Quarterly Report on Form 10-Q for the quarter ended September 30, 1994 (the "Third Quarter 10-Q"). Representatives of the Company and Parent agreed to meet to review the Third Quarter 10-Q, and on November 22, 1994, Messrs. Bangs, Buiter, Sweezey and Brent met in Dallas with David Kappler, then Finance Director-designate (presently Finance Director) of Parent, and Mr. Reimers to discuss the operational results reflected in the Third Quarter 10-Q.

    On January 3, 1995, Mr. Wellings called Mr. Albers to suggest a meeting, which they then arranged for January 17 in Dallas. On January 4, 1995 Mr. Albers called Mr. Wellings to discuss the agenda and potential participants at the meeting, and to invite Messrs. Cadbury and Wellings to dinner on January 16.

    Messrs. Albers, Rosenstein, Thomas O. Hicks, an independent director of the Company, and Richard G. Merrill, also an independent director of the Company, each of whom is a member of a Special Committee designated by the Board and chaired by Mr. Hicks to consider any proposals the Company might receive with respect to a business combination transaction, met Messrs. Cadbury and Wellings for dinner on January 16, 1995, and they met again on the morning of January 17, 1995. At that time, they reviewed in a general manner the preliminary results of the Company for the fourth quarter of 1994, its prospects and other matters affecting the business. The parties also further explored a possible basis for a business combination. Messrs. Cadbury and Wellings said that they did not have authorization from Parent's board to make a proposal regarding a business combination and that board action would be necessary to authorize such a proposal. Before making any recommendation to Parent's board regarding such a proposal, however, Messrs. Cadbury and Wellings inquired what the opinion of management of the Company would be if a proposal were made at a level of $31 per Share. The Special Committee responded that while it did not have authority to agree to any proposals, it believed that the Board would consider a transaction involving a valuation at the $36 per Share level. Given the failure to make progress in these discussions, the parties then discussed again the possibility of Parent's representation on the Board. The Special Committee indicated that the Company would again deny such request if made.

    After the January 17 meeting and in the following days, the financial advisors of Parent and the Company had several informal discussions to determine if there was a basis on which they could recommend to their respective clients that discussions should be resumed. The financial advisors suggested to their respective clients that if they were willing to discuss a price in the $32 to $35 per Share range, with each party understanding that both parties would need to show price movement, a basis might exist for further discussions between Parent and the Company.

    On this basis, on January 19, 1995, Messrs. Albers and Rosenstein called Mr. Wellings to discuss possible ways in which further discussions regarding a business combination could proceed. On January 20, Messrs. Cadbury and Wellings telephoned Mr. Rosenstein to indicate that the board of directors of Parent was willing to enter into detailed discussions with the Company regarding a possible business combination and to make a proposal at $33 per Share. Later that day, Mr. Albers called Mr. Cadbury to tell him that the Company was also prepared at that point to enter into detailed discussions with Parent and that Parent's proposal provided the basis for discussing all terms and conditions necessary in order to conclude a transaction.

    The Special Committee met on January 20, 1995 and the Board met on January 21, 1995 to review the discussions between Parent and the Company.

    On January 21, 1995, counsel to Parent delivered to representatives of the Company preliminary drafts of the Merger Agreement and Stockholders Agreement. On January 22, 1995 representatives of management of Parent and the Company, and their respective legal and financial advisors, met in New York to begin discussions regarding various issues involved in the proposed transaction.

    The Company and Parent entered into a confidentiality agreement, dated as of January 22, 1995, that required Parent to keep confidential certain limited non-public information disclosed by the Company to Parent and its representatives.

    Early in the morning (New York City time) on January 23, 1995, Parent issued a press release stating that representatives of Parent and the Company were involved in detailed discussions about a proposed business combination under which the stockholders of the Company would receive a cash consideration. On January 23, after a meeting of the Special Committee, Mr. Hicks telephoned Mr. Cadbury to discuss outstanding issues, including price, relating to the proposed transaction. Discussions continued among the representatives of the Company and Parent, including their respective legal and financial advisors, throughout January 23, 24, and 25.

    On January 25, 1995, the board of directors of Parent met in London to review the terms and conditions of the proposed transaction as well as related matters and subsequently approved the execution and delivery of the Merger Agreement and Stockholders Agreement.

    Also on January 25, 1995, the Board met to consider the proposed transaction. At that meeting BT and DLJ delivered their opinions addressed to the Board and the Special Committee to the effect that the consideration to be received by the holders of Shares in the Offer and the Merger is fair, from a financial point of view, to such holders (other than Parent and its subsidiaries). The Special Committee thereupon determined by unanimous vote that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company (other than Parent and its subsidiaries) and recommended that the full Board approve the Offer and the Merger. After receiving the recommendation of the Special Committee, the Board, among other things, (i) determined by unanimous vote that the Offer and the Merger are fair to and in the best interests of the stockholders of the Company (other than Parent and its subsidiaries), (ii) authorized and approved the Merger Agreement and (iii) recommended by unanimous vote that the stockholders of the Company accept the Offer and tender their shares pursuant to the Offer.

    Following such meetings, on January 25, 1995, Parent, Purchaser and the Company entered into the Merger Agreement, and Purchaser and the Director Stockholders entered into the Stockholders Agreement.

OPINIONS OF FINANCIAL ADVISORS

    As described above under "Background of the Offer; Reasons for the Recommendation," at the meeting of the Board of Directors held on January 25, 1995, BT and DLJ delivered their oral opinions (subsequently confirmed in writing) to the Board and the Special Committee to the effect that, based upon the assumptions made, matters considered and limits of the review undertaken, as set forth in such opinions, the consideration to be received by the holders of the Shares of the Company in the Offer and the Merger is fair to such holders (other than Parent and its subsidiaries) from a financial point of view.

    The full text of BT's and DLJ's written opinions, dated January 25, 1995 are attached hereto as Annex 2 and Annex 3, respectively, to this Schedule 14D-9. STOCKHOLDERS ARE URGED TO READ THE OPINIONS IN THEIR ENTIRETY FOR THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS OF THE REVIEW UNDERTAKEN BY BT AND DLJ. The opinions of BT and DLJ are directed only to the fairness from a financial point of view of the consideration to be received by the holders of the Shares of the Company (other than Parent and its subsidiaries) and do not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender Shares in the Offer or how such stockholder should vote on the Merger. The summary of the opinions of BT and DLJ set forth in this
Schedule 14D-9 are qualified in their entirety by reference to the full text of such opinions.

    In arriving at their opinions, BT and DLJ reviewed the Merger Agreement and the related agreements. BT and DLJ also reviewed financial and other information that was publicly available or furnished to BT and DLJ by the Company, including information provided during discussions with the Company's management. Included in the information provided during discussions with management were certain financial projections for the Company for the period beginning January 1, 1995 and ending December 31, 1999 prepared by the management of the Company. In addition, BT and DLJ compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the Shares, reviewed prices and premiums paid in other business combinations and conducted such other financial studies, analyses and investigations as BT and DLJ deemed appropriate for purposes of their opinions. BT and DLJ did not make an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor were BT and DLJ furnished with any such appraisals.

    In rendering their opinions, BT and DLJ relied upon and assumed the accuracy, completeness and reasonableness of all of the financial and other information that was available from public sources, that was provided to BT and DLJ by the Company or its representatives, or that was otherwise reviewed by BT and DLJ. With respect to the financial projections supplied to BT and DLJ, BT and DLJ have assumed that they have been reasonably prepared on the bases reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. BT and DLJ have not assumed any responsibility for making an independent evaluation of the Company's assets or liabilities or for making any independent verification of any of the information reviewed by BT and DLJ.

    In arriving at their opinions and making their presentation to the Board of Directors, BT and DLJ performed a variety of financial analyses, including those summarized below. The summary set forth below includes certain of the financial analyses discussed by BT and DLJ with the Board of Directors, but does not purport to be a complete description of the analyses performed by BT and DLJ in arriving at their opinions. Arriving at an opinion as to fairness from a financial point of view is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not necessarily susceptible to partial analysis or summary description. BT and DLJ believe that their analyses must be considered as a whole and that selecting portions of their analyses or portions of the factors considered by them, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying their opinions. In performing their analyses, BT and DLJ made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. Any estimates incorporated in the analyses performed by BT and DLJ are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Additionally, estimates of the value of businesses and securities neither purport to be appraisals nor necessarily reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty. No public company utilized as a comparison is identical to the Company, and none of the similar transactions utilized as a comparison is identical to the Offer and the Merger. Accordingly, an analysis of publicly traded comparable companies and comparable acquisition transactions is not mathematical; rather it involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies or the companies involved in comparable acquisition transactions and other factors that could affect the public trading value of the comparable companies or company or transaction to which they are being compared.

    The following is a summary of the analyses performed by BT and DLJ in connection with delivering their fairness opinions:

    Comparable Companies Analysis. BT and DLJ reviewed certain publicly available historical financial information for certain beverage companies considered by BT and DLJ to be reasonably comparable to the Company, including The Coca-Cola Company, PepsiCo, Inc. and Parent. Although such companies were comparable to the Company based on certain characteristics of their businesses, none of these companies possessed characteristics identical to those of the Company. The publicly available historical information reviewed for The Coca-Cola Company and PepsiCo, Inc. related to the period from 1991 to September 30, 1994. The information reviewed for Parent related to the period 1991 to June 30, 1994. The projected earnings per share for 1994 and 1995 for each company reflected a composite of research analysts' estimates. BT and DLJ also reviewed the current market capitalization and enterprise value (the value of the common stock plus the outstanding debt of the Company less available cash on the balance sheet less option proceeds) of the Company as a multiple of various measures of the Company's preliminary unaudited financial results for the period ended December 31, 1994 and projected 1995 financial performance (including sales, earnings before interest and tax ("EBIT"), earnings before interest, tax, depreciation and amortization ("EBITDA"), net income and earnings per share) and compared such multiples with the corresponding multiples implied by the Offer as well as the corresponding multiples of the comparable companies. BT and DLJ then applied the comparable companies' multiples, plus a control premium, to the Company's projected results for 1995 to determine a hypothetical range of per Share values for the Company.

    Comparable Acquisitions Multiples Analysis. BT and DLJ reviewed the acquisition multiples for companies considered by BT and DLJ to be reasonably comparable to the Company in certain recent transactions involving partial or complete acquisitions. The comparable transactions included certain transactions announced between January 1, 1992 and January 20, 1995 for target companies in the beverage and consumer products industries. BT and DLJ calculated certain multiples (including sales EBIT, EBITDA, net income and book value) of the prices paid in such transactions and applied such multiples to the Company's preliminary unaudited financial results for the period ended December 31, 1994 to determine a hypothetical range of per Share values for the Company.

    Discounted Cash Flow Analysis. BT and DLJ calculated the estimated unleveraged after-tax free cash flows that the Company could be expected to generate over the five-year period ending December 31, 1999, using management's projections of the Company's future financial performance. Using these projections, BT and DLJ then calculated the estimated terminal values for the Company at the end of the five-year period by applying a range of terminal multiples (which BT and DLJ believed to be appropriate for the Company's business based on their respective experience and judgment) to the projected 1999 EBITDA included in management's projections. The unleveraged after-tax free cash flows for the projected five-year period and the range of terminal values were then discounted to January 1, 1995 using a range of annual discount rates (chosen to reflect the weighted average cost of capital of the Company and different assumptions regarding the required rates of returns of holders or prospective purchasers of Shares) to imply a hypothetical range of enterprise values and per Share values for the Company.

    Acquisitions Premiums Analysis. BT and DLJ reviewed the purchase premiums on certain recent merger and acquisition transactions. BT and DLJ calculated premiums paid to the public stock price one month, one week and one day prior to the announcement of such transactions. A range of premiums was then applied to the Company's closing stock price on (i) August 19, 1993 (the day prior to Parent's announcement that it had acquired 12.2 million Shares from Prudential, or (approximately 20% of the then outstanding Shares, in a privately negotiated transaction), (ii) October 24, 1994 (the day prior to the filing by Parent of an amendment to its Schedule 13D reflecting that Parent had in the past, and might thereafter have, discussions with the Company regarding a possible business combination transaction), and (iii) January 3, 1995 (the first trading day in 1995) to determine a hypothetical range of per Share values for the Company.

    Taken together, the Comparable Companies Analysis, Comparable Acquisitions Multiples Analysis, Discounted Cash Flow Analysis and Acquisitions Premiums Analysis indicated a hypothetical range of per Share values for the Company of between $26.02 and $36.19.

    At the instruction of the senior management of the Company, BT and DLJ have also, from time to time since early 1994, had conversations with possible strategic acquirors with respect to their level of interest in a business combination transaction with the Company.

    At the January 25, 1995 meeting of the Board, BT and DLJ also indicated that the per Share consideration to be paid in the Offer and the Merger were greater than amounts that could reasonably be expected to be obtained by stockholders upon liquidation of the Company after an orderly disposition of the Company's businesses, based, in part, on the magnitude of the tax liability that would result from a sale of the Company's businesses.

    In connection with BT's and DLJ's engagement, the Company entered into an engagement letter dated September 20, 1994, pursuant to which the Company has agreed to pay an aggregate of $9,000,000 to BT and DLJ in connection with the Offer and the Merger and has agreed to indemnify BT and DLJ and certain related parties against certain liabilities. See "Item 5--Persons Retained, Employed or to be Compensated" below.

    In the ordinary course of business, BT, DLJ and their respective affiliates may trade the debt and equity securities of the Company for their own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. BT and DLJ have in the past provided financial advisory and investment banking services to the Company for which services they have received customary fees. An affiliate of BT, Bankers Trust Company ("BTCO"), is currently the administrative agent under a credit agreement dated October 20, 1992 between the Company, BTCO, NationsBank of North Carolina, N.A. and the Chase Manhattan Bank, N.A.

    Both BT and DLJ are internationally recognized investment banking firms engaged in the evaluation of businesses and their securities in connection with mergers and acquisitions, negotiated primary and secondary underwritings, private placements and valuations for corporate and other purposes. The Company selected BT and DLJ as its financial advisors based upon each firm's familiarity with the Company and the industry in which the Company operates and their experience, ability and reputation with respect to mergers and acquisitions.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    BT and DLJ are acting as the Company's financial advisors in connection with the Offer and the Merger. Pursuant to its agreement with the Company, BT is entitled to a transaction fee of $4,500,000 (less amounts previously paid by the Company in connection with the Company's retention of BT, including $250,000 which became payable at the time the opinion of BT referred to in Item 4 was delivered), which shall become payable in cash upon the acquisition by the Purchaser of fifty percent (50%) or more of the Shares. Pursuant to its agreement with the Company, DLJ is entitled to a transaction fee of $4,500,000 (less amounts previously paid by the Company in connection with the Company's retention of DLJ, including $250,000 which became payable at the time the opinion of DLJ referred to in Item 4 was delivered), which shall become payable in cash upon the acquisition by the Purchaser of fifty percent (50%) or more of the Shares. In addition, whether or not the Offer or the Merger is completed, the Company has agreed to reimburse each of BT and DLJ periodically for their respective reasonable out-of-pocket expenses, including the fees and disbursements of their counsel, and to indemnify each of BT and DLJ against certain expenses and liabilities incurred in connection with their engagement, including liabilities under Federal securities laws.

    Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) Except as set forth in the following sentences, to the best of the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company. John R. Albers acquired 8.7633 Shares on December 20, 1994 and 7.0175 Shares on January 18, 1995 pursuant to the Company's employee stock purchase plan. On January 23, 1995, Mr. Albers made separate gifts of 200,000 Shares and 20,000 Shares for charitable purposes. On December 21, 1994, True H. Knowles, Executive Vice President of the Company, contributed 110,296 Shares to the Knowles Charitable Remainder Unitrust.

    (b) To the best of the Company's knowledge, all of the Company's executive officers and directors who own shares of Common Stock currently intend to tender all of their Shares pursuant to the Offer. In addition, the Director Stockholders have executed the Stockholders Agreement, under which they have agreed to tender all of their Shares in the Offer. See "Stockholders Agreement" above.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    Certain Litigation. On January 23, 1995, a date prior to the announcement that the Company and Parent had entered into the Merger Agreement, three putative class action complaints were filed in the Court of Chancery of the State of Delaware. The complaint in Tuchman v. Alberts, et al. [sic], names the Company and certain directors and generally alleges that the defendants breached their fiduciary duties to the Company by failing to "shop" the Company and by waiving the application of the Company's Rights Agreement with respect to Parent. The complaint seeks relief including an injunction against implementing the Merger Agreement, a declaration voiding the Rights Agreement or declaring the waiver of the Rights Agreement void, a requirement that the directors "shop" the Company and unspecified compensatory damages and expenses, including attorneys' fees.

    The complaint in Balan v. Dr Pepper/Seven-Up Companies, et al. generally alleges that (i) the director defendants will be in breach of their fiduciary duties if they fail to establish a level playing field and encourage bona fide offers by potential acquirors for the purchase of the Company, (ii) the directors have a conflict of interest between their personal desire to remain in office and their fiduciary obligation to maximize shareholder value and (iii) the negotiating process with Parent precludes opportunities for other potential purchasers to exercise interest in acquiring the Company. The complaint seeks relief including ordering the defendants to carry out their fiduciary duties to plaintiff and unspecified compensatory damages and expenses, including attorneys' fees.

    The complaint in Shaev v. Dr Pepper/Seven Up Companies, et al. alleges that the defendants have breached their fiduciary duties by failing to auction the Company and by failing to take adequate steps to determine the value of the Shares. The complaint also alleges that the directors' conflict of interest precludes them from representing the interests of the Company's public stockholders. Relief requested includes a declaration that the defendants have breached their fiduciary duties and committed a gross abuse of trust, an injunction against the proposed merger and unspecified compensatory damages and expenses, including attorneys' fees.

    The defendants believe each of the three complaints described above are without merit and intend to defend these cases vigorously.

    The complaint in King v. Dr Pepper/Seven-Up Companies, et al., filed on October 26, 1994 in the U.S. District Court for the Northern District of Texas, Dallas Division, alleges that the defendants violated Section 10(b) and Rule 10b-5 under the Exchange Act by failing to reveal the true status of merger discussions between the Company and Parent. The complaint alleges that the defendants knowingly or recklessly engaged in a plan to depress the market price of the Company's securities by misstating and concealing material information concerning the true status of merger discussions with Parent. In addition, the complaint alleges that John Albers violated Section 20(a) of the Exchange Act by failing to disseminate truthful information with respect to the Company's business. Relief requested includes unspecified damages and expenses (including attorneys' fees). As a result of defendants' motion to dismiss based on the plaintiff's failure to plead fraud with specificity and failure to state a claim for securities fraud, on January 24, 1995, the judge in the suit issued an Order to File Amended Complaint to the plaintiff, which gives the plaintiff 20 days in which to amend her complaint to cure the deficiencies noted in the order. The defendants believe the complaint is without merit and intend to defend the case vigorously.

    Another class action suit, styled Sarnoff v. Dr Pepper/Seven-Up Companies, et al. was filed in the District Court for the 44th Judicial District of Texas in Dallas County, Texas on October 28, 1994 wherein the plaintiff alleges, among other things, that the defendants breached their fiduciary duties to the Company's stockholders (i) in order to entrench themselves in office by maintaining the Rights Agreement, which chilled the marketplace so that they could negotiate only with Parent in order to receive generous severance packages and (ii) by reasons of their refusal to negotiate with other potential acquirors on the same playing field as they created for Cadbury. The defendants believe the complaint is without merit and intend to defend the case vigorously.

    On September 3, 1993, Adele Brem, a purported holder of shares of Common Stock of the Company, filed a lawsuit styled Adele Brem v. Dr Pepper/Seven-Up Companies, et al. relating to the adoption by the Company of the Rights Agreement in Delaware Chancery Court. The complaint is filed individually on behalf of the plaintiff and purportedly on behalf of all holders of Common Stock (other than the individual defendants), and names the Company and each person that was then a member of its Board of Directors as defendants. In the complaint, the plaintiff alleges, among other things, that in implementing the Rights Agreement, the individual defendants have wrongfully misled the shareholders and the investing community regarding the purpose and effect of the Rights Agreement, have violated their fiduciary duties owed to the plaintiffs and the class, have not and are not exercising proper and independent business judgment, have acted and are acting to the detriment of the Company and its public shareholders for their own personal benefit and have pursued a course of conduct designed to entrench themselves in their positions of control within the Company. The plaintiff seeks a judgment ordering, among other things, that defendants rescind the adoption of the Rights Agreement, as well as unspecified damages, attorney's fees and other relief.

    On September 10, 1993, Terrence Pearman, a purported holder of shares of Common Stock of the Company, filed a second lawsuit styled Terrence Pearman v. Dr Pepper/Seven-Up Companies, et al. relating to the adoption by the Company of the Rights Agreement in Delaware Chancery Court against the Company and each then-member of the Board of Directors. The complaint is filed individually on behalf of the plaintiff and purportedly on behalf of all holders of Common Stock, and makes substantially the same allegations and seeks substantially the same relief as made and sought in the lawsuit brought by Adele Brem.

    The Company believes that the two foregoing lawsuits are without merit and that, among other things, the individual defendants have not breached any fiduciary duties in adopting the Rights Agreement and that the Rights Agreement is fair and in the best interests of the Company and its shareholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER                                       DESCRIPTION
- ------   ------------------------------------------------------------------------------------
   1     Letter, dated February 1, 1995, from the Chairman of the Board and President to the
           Stockholders of the Company
   2     Merger Agreement
   3     Severance Benefits Plan
   4     Form of Indemnification Agreement
   5     Extract Production Agreement by and among Cadbury Beverages Inc., The Seven-Up
           Company and Dr Pepper Company
   6     Post-Mix Concentrate/Syrup Royalty Agreement by and between Cadbury Beverages Inc.
           and Dr Pepper Company
   7     Confidentiality Agreement
   8     Stockholders Agreement
   9     Opinion of BT Securities Corporation, dated January 25, 1995
  10     Opinion of Donaldson, Lufkin & Jenrette Securities Corporation, dated January 25,
           1995
  11     Press Release of the Company and Parent, issued January 26, 1995

                                     SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 1, 1995

                                            DR PEPPER/SEVEN-UP COMPANIES, INC.



                                            By:  /s/ Nelson A. Bangs
                                                 . . . . . . . . . . . . . . . .
                                                 Nelson A. Banks
                                                 Vice President, General Counsel
                                                     and Secretary

[DR PEPPER/SEVEN-UP LOGO]                                              ANNEX 1

                       DR PEPPER/SEVEN-UP COMPANIES, INC.
                             8144 WALNUT HILL LANE
                            DALLAS, TEXAS 75231-4372
                              -------------------
                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
                              -------------------
             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                       NO PROXIES ARE BEING SOLICITED AND
               YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.
                              -------------------

    This Information Statement, which is being mailed on or about February 1, 1995 to the holders of shares of the Common Stock, par value $.01 per share (the "Common Stock"), of Dr Pepper/Seven-Up Companies, Inc., a Delaware corporation (the "Company"), is being furnished in connection with the designation by DP/SU Acquisition Inc., a Delaware corporation (the "Purchaser") and an indirect, wholly owned subsidiary of Cadbury Schweppes plc, a company organized under the laws of England (the "Parent"), of persons (the "Purchaser Designees") to the Board of Directors of the Company (the "Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger dated as of January 25, 1995 (the "Merger Agreement") among the Company, the Parent and the Purchaser.

    Pursuant to the Merger Agreement, among other things, the Purchaser is to commence a cash tender offer no later than February 1, 1995 to purchase all of the issued and outstanding shares of Common Stock (together with the associated preferred stock purchase rights) (the "Shares") at a price of $33.00 per Share, net to the seller in cash, as described in the Purchaser's Offer to Purchase dated February 1, 1995 and the related Letter of Transmittal (which Offer to Purchase and related Letter of Transmittal together constitute the "Offer"). The Offer is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, March 1, 1995, unless extended. The Offer is conditioned upon, among other things, a number of Shares which, together with Shares already owned by Parent and its subsidiaries, is equivalent to a majority of the outstanding Shares on a fully diluted basis being validly tendered prior to the expiration of the Offer and not withdrawn (the "Minimum Condition"). The Merger Agreement also provides for the merger (the "Merger") of the Purchaser with and into the Company as soon as practicable after consummation of the Offer. Following the consummation of the Merger (the "Effective Time"), the Company will be the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Cadbury Beverages Inc. ("CBI"), the sole stockholder of the Purchaser. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or by the Parent, the Purchaser, or any indirect or direct wholly owned subsidiary of the Parent or the Company, all of which will be canceled, and other than Shares, if any, held by stockholders who have perfected rights as dissenting stockholders under Delaware law) will be converted into the right to receive cash in an amount of $33.00.

    The Merger Agreement provides that promptly upon the purchase by the Purchaser of a majority of the outstanding Shares pursuant to the Offer, and from time to time thereafter, the Purchaser shall be entitled to designate the number of directors, rounded up to the next whole number, on the Board as shall give the Purchaser representation on the Board equal to the product of (i) the total number of directors on the board (giving effect to the election of any additional directors pursuant to the Merger

                                      1-1

Agreement) and (ii) the percentage that the aggregate number of Shares beneficially owned by the Purchaser or any affiliate thereof following such purchase bears to the total number of Shares then outstanding. The Company shall at such times promptly take all actions necessary to cause the Purchaser Designees to be elected as directors of the Company, including increasing the size of the board or securing the resignations of incumbent directors or both. At such times, the Company shall also use its best efforts to cause the Purchaser Designees to constitute the same percentage as Purchaser Designees shall constitute of the Board of (i) each committee of the Board, (ii) each board of directors of each subsidiary of the Company, and (iii) each committee of each such board. The Company's obligations to cause to be elected Purchaser Designees to the Board shall be subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder.

    Following the election of the Purchaser Designees and prior to the consummation of the Merger, any amendment of the Merger Agreement or the Certificate of Incorporation or By-laws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or the acts of Parent or Purchaser or waiver of any of the Company's rights thereunder shall require the concurrence of a majority of the directors of the Company or if no such directors are then in office, no such amendment, termination, extension or waiver shall be effected which is materially adverse to the holders of shares of Common Stock (other than Parent and its subsidiaries).

    The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer, copies of which are being delivered to stockholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "SEC") as exhibits to the Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule 14D-1 of the Purchaser and Parent (the "Schedule 14D-1"). The exhibits to the Schedule 14D-9 and the
Schedule 14D-1 may be examined at, and copies thereof may be obtained from, the regional offices of and public reference facilities maintained by the SEC (except that the exhibits thereto cannot be obtained from the regional offices of the SEC) in the manner set forth in Section 7 of the Offer to Purchase. The Company has been advised that the Parent intends to finance the purchase of Shares in the Offer and the Merger through a public rights issue and the proceeds of bank financing.

    No action is required by the stockholders of the Company in connection with the election of the Purchaser Designees to the Board. However, Section 14(f) of the Securities Exchange Act of 1934, as amended, requires the mailing to the Company's stockholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's stockholders.

    The information contained in this Information Statement concerning the Parent, the Purchaser and the Purchaser Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The Schedule 14D-1 indicates that the principal executive offices of the Purchaser are located at 6 High Ridge Park, P.O. Box 3800, Stamford, Connecticut 06905-0800 and the principal executive offices of the Parent are located at 25 Berkeley Square, London W1X 6HT England.

                                      1-2

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

GENERAL

    The outstanding voting securities of the Company as of January 30, 1995 consisted of 61,786,657 shares of Common Stock, and each share of Common Stock is entitled to one vote.

PRINCIPAL STOCKHOLDERS

    The following table sets forth, as of January 30, 1995 certain information with respect to each stockholder known to the Company to beneficially own more than five percent of its Common Stock and information with respect to the beneficial ownership of the Company's Common Stock by (i) the current directors of the Company, (ii) the executive officers of the Company included in the Summary Compensation Table set forth under the caption "Executive Compensation" below, and (iii) all such directors and executive officers of the Company as a group. Except as otherwise indicated, the stockholders listed in the table have sole voting and dispositive power with respect to the Common Stock owned by them.

           NAME AND ADDRESS               AMOUNT AND NATURE OF    PERCENT OF COMMON
          OF BENEFICIAL OWNER             BENEFICIAL OWNERSHIP    STOCK OUTSTANDING
- ---------------------------------------   --------------------    -----------------

Cadbury Beverages Inc..................        15,620,746               25.3%
  6 High Ridge Park
  Stamford, Connecticut 06905-0800

FMR Corp. (a)..........................         5,038,002                8.2
  82 Devonshire St.
  Boston, Massachusetts 02109

John R. Albers (b).....................         3,442,574                5.4
  8144 Walnut Hill Lane
  Dallas, Texas 75231-4372

Ira M. Rosenstein (c)..................         1,448,649                2.3

Thomas O. Hicks (d)....................           884,318                1.4

W.W. Clements (e)......................            34,406                  *

Richard G. Merrill (f).................             4,277                  *

William E. Winter (g)..................             1,444                  *

Malcolm Candlish (h)...................             5,111                  *

Pedro Jose Greer, Jr...................                 0                 --

Charles P. Grier (i)...................           285,211                  *

True H. Knowles (j)....................           411,834                  *

Francis I. Mullin, III (k).............           531,401                  *

Directors and executive officers as a
  group (14 persons) (l)...............         7,691,094               11.7

- ------------

* less than 1%

                                      1-3

 (a)  Information provided on a Schedule 13G filed by FMR Corp. with the Securities and
      Exchange Commission on February 11, 1994 indicates that FMR Corp. has sole voting power with respect to 128,600 shares and sole dispositive power with respect to 5,038,002 shares of the Company's Common Stock. Fidelity Management & Research Company, a wholly owned subsidiary of FMR Corp. ("Fidelity"), is the beneficial owner of 4,899,702 shares or 8.11% of the Common Stock of the Company as a result of acting as investment advisor to several investment companies (collectively, the "Fidelity Funds"). The Chairman of the Board of FMR Corp., Edward C. Johnson III, FMR Corp. (through its control of
      Fidelity), and the Fidelity Funds each have sole power to dispose of the 4,899,702 shares beneficially owned by the Fidelity Funds. Neither FMR Corp. or Edward C. Johnson
      III has the sole power to vote or direct the voting of the shares of Common Stock owned directly by the Fidelity Funds, which power resides with the Fidelity Funds' Boards of
      Trustees. Fidelity votes these shares under written guidelines established by the
      Fidelity Funds' Boards of Trustees.

 (b)  Includes 1,379,180 shares of Common Stock issuable upon exercise of stock options granted under the Amended and Restated 1988 Stock Option Plan (the "1988 Stock Option
      Plan") and 33,333 shares of Common Stock issuable upon exercise of stock options granted under the 1993 Stock Ownership Plan (the "1993 Stock Ownership Plan"), all of
      which are exercisable within 60 days of January 30, 1995. See the section entitled
      "Stock Option Plans."

 (c)  Includes 912,000 shares of Common Stock issuable upon exercise of options granted under the 1988 Stock Option Plan and 25,000 shares of Common Stock issuable upon exercise of stock options granted under the 1993 Stock Ownership Plan, all of which are exercisable within 60 days of January 30, 1995. See the section entitled "Stock Option Plans."

 (d)  Includes 399,066 shares of Common Stock owned by five trusts for the benefit of Mr.
      Hicks' children (the "Trusts"), for which Mr. Hicks serves as trustee and with respect to which he holds voting and dispositive power. Mr. Hicks may be deemed to beneficially own the shares of capital stock of the Company owned directly by such Trusts. Also includes 1,222 shares of Common Stock issuable upon exercise of stock options granted under the Non-Qualified Stock Option Plan for Non-Employee Directors ("Directors Option
      Plan"), all of which are exercisable within 60 days of January 30, 1995. See the section entitled "Director Compensation."

 (e)  Includes 944 shares of Common Stock issuable upon exercise of options granted under the
      Directors Option Plan, all of which are exercisable within 60 days of January 30, 1995.
      See the section entitled "Director Compensation."

 (f)  Includes 1,277 shares of Common Stock issuable upon exercise of options granted under the Directors Option Plan, all of which are exercisable within 60 days of January 30,
      1995. See the section entitled "Director Compensation."

 (g)  Includes 944 shares of Common Stock issuable upon exercise of options granted under the
      Directors Option Plan, all of which are exercisable within 60 days of January 30, 1995.
      See the section entitled "Director Compensation."

 (h)  Includes 1,111 shares of Common Stock issuable upon exercise of options granted under the Directors Option Plan, all of which are exercisable within 60 days of January 30,
      1995. See the section entitled "Director Compensation."

 (i)  Includes 150,000 shares of Common Stock issuable upon exercise of options granted under the 1988 Stock Option Plan and 8,333 shares of Common Stock issuable upon exercise of stock options granted under the 1993 Stock Ownership Plan, all of which are exercisable within 60 days of January 30, 1995. See the section entitled "Stock Option Plans."

 (j)  Includes 377,100 shares of Common Stock issuable upon exercise of options granted under the 1988 Stock Option Plan and 28,333 shares of Common Stock issuable upon exercise of stock options granted under the 1993 Stock Ownership Plan, all of which are exercisable within 60 days of January 30, 1995. See the section entitled "Stock Option Plans."

                                      1-4

 (k)  Includes 482,000 shares of Common Stock issuable upon exercise of options granted under the 1988 Stock Option Plan and 25,000 shares of Common Stock issuable upon exercise of stock options granted under the 1993 Stock Ownership Plan, all of which are exercisable within 60 days of January 30, 1995. See the section entitled "Stock Option Plans."

 (l)  Includes 3,682,613 shares of Common Stock issuable to executive officers upon exercise of options granted under the 1988 Stock Option Plan, 144,998 shares of Common Stock issuable upon exercise options granted to executive officers under the 1993 Stock
      Ownership Plan and 20,602 shares of Common Stock issuable upon exercise of options granted to executive officers under the Amended and Restated 1988 Non-Qualified Stock
      Option Plan (the "1988 Non-Qualified Plan"), all of which are exercisable within 60 days of January 30, 1995. See the section entitled "Stock Option Plans."

                                      1-5

                        DIRECTORS AND EXECUTIVE OFFICERS

THE PURCHASER DESIGNEES

    As of the date of this Information Statement, the Purchaser has not determined who will be the Purchaser Designees. However, the Purchaser Designees shall be selected from among the directors and executive officers of the Parent or the Purchaser. Certain information regarding the list of candidates as Purchaser Designees is contained in Schedule I annexed hereto.

    None of the persons from among whom the Purchaser Designees will be selected or their associates is a director of, or holds any position with, the Company. To the best knowledge of the Company, none of the Purchaser Designees or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission.

CURRENT DIRECTORS

    The following table sets forth certain information with respect to the current directors of the Company as of January 30, 1995.

                                                 PRINCIPAL OCCUPATION
                                                     AND CERTAIN                       DIRECTOR
NAME                       AGE                   OTHER DIRECTORSHIPS                    SINCE
- ------------------------   ---   ----------------------------------------------------  --------
John R. Albers             63    Director of the Company with term expiring in 1995;      1988
                                 Chairman of the Board since 1991; President and
                                 Chief Executive Officer of the Company since 1988;
                                 Chairman of the Board, President and Chief Executive
                                 Officer of DP/7UP, a subsidiary of the Company,
                                 since October 1992; Chairman of the Board and Chief
                                 Executive Officer of Dr Pepper Company ("Dr
                                 Pepper"), a predecessor to DP/7UP, and The Seven-Up
                                 Company ("Seven-Up"), a predecessor to DP/7UP from
                                 1988 to October 1992; Director, Vice Chairman and
                                 Chief Executive Officer of Seven-Up from 1986 to
                                 1988; Director, Chief Executive Officer and
                                 President of Dr Pepper from 1986 to 1990.

Malcolm Candlish           59    Director of the Company with term expiring in 1996;      1993
                                 Chairman and Chief Executive Officer of First Alert,
                                 Inc. since 1992; Chief Executive Officer, President
                                 and Chairman of the Board of Sealy, Inc. from 1989
                                 to 1992; President and Chief Executive Officer of
                                 The Samsonite Corporation from 1983 to 1989;
                                 Director of The Stiffel Company, Central Life
                                 Assurance Company, The Black and Decker Corporation,
                                 First Alert, Inc. and Health-O-Meter, Inc.

W. W. Clements             80    Director of the Company with term expiring in 1997;      1993
                                 Chairman Emeritus of Dr Pepper from 1986 to 1992;
                                 Chairman and Chief Executive Officer of Dr Pepper
                                 from 1974 to 1986.

Pedro Jose Greer, Jr.      38    Director of the Company with term expiring in 1996;      1994
                                 Assistant Dean at the University of Miami School of
                                 Medicine since 1991; Chief Medical Resident at the
                                 Veterans Administration Medical Center in Miami from
                                 1987 to 1988; Clinical Instructor at the University
                                 of Miami School of Medicine from 1987 to Present;
                                 founder of four free clinics--the Cammilus House,
                                 Douglas Elementary Clinic, Saint John Bosic Clinic
                                 and Migrant Clinics.

Thomas O. Hicks            48    Director of the Company with term expiring in 1997;      1988
                                 Chairman of the Board of the Company from 1988 to

                                      1-6

                                                 PRINCIPAL OCCUPATION
                                                     AND CERTAIN                       DIRECTOR
NAME                       AGE                   OTHER DIRECTORSHIPS                    SINCE
- ------------------------   ---   ----------------------------------------------------  --------
                                 1991; Co-Chairman of Dr Pepper and Seven-Up from
                                 1986 to 1988; Chairman of the Board and Chief
                                 Executive Officer of Hicks, Muse, Tate & Furst
                                 Incorporated from 1989 to 1994; Managing General
                                 Partner of Hicks & Haas Holdings, Ltd. from 1984 to
                                 present; Co-Chairman and Co-Chief Executive Officer
                                 of Hicks & Haas Incorporated from 1987 to 1989;
                                 Chairman of the Board of Neodata Holdings, Inc., and
                                 Chancellor Communications Corporation; Director of
                                 Dr Pepper Bottling Company of Texas, Inc., Sybron
                                 Corporation, Life Partners Group, Inc., Berg
                                 Electronics, Inc., G. Heilman Brewing Company, HMW
                                 Communications, Inc., and Neodata Holdings, Inc.

Richard G. Merrill         63    Director of the Company with term expiring in 1996;      1992
                                 Consultant to The Prudential Insurance Company of
                                 America ("Prudential") from 1991 to 1993; Executive
                                 Vice President of Prudential from 1987 to 1991;
                                 Director of Sysco Corp. and W.R. Berkeley
                                 Corporation from 1994 to present.

Ira M. Rosenstein          54    Director of the Company with term expiring in 1995;      1988
                                 Executive Vice President and Chief Financial Officer
                                 of the Company since 1988; Director and Executive
                                 Vice President of DP/7UP since October 1992;
                                 Director, Executive Vice President and Chief
                                 Financial Officer of Dr Pepper from 1988 to October
                                 1992; Senior Vice President of Finance and
                                 Administration and Chief Financial Officer of Dr
                                 Pepper and Seven-Up, and Director of Dr Pepper, from
                                 1986 to 1988.

William E. Winter          73    Director of the Company with term expiring in 1997;      1993
                                 Consultant to Seven-Up from 1982 to 1992; Consultant
                                 to DP/7UP since 1992; Chairman of the Board of
                                 Seven-Up from 1979 to 1981.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

    During the fiscal year ended December 31, 1994, the Board of Directors held 5 meetings. Each director attended at least 75% of the aggregate of the total number of meetings of the Board of Directors plus the total number of meetings of all committees of the Board on which he served. The Board of Directors has an Executive Committee, an Audit Committee, a Compensation Committee and a Special Committee.

    The Executive Committee, comprised of Messrs. Albers, Hicks and Rosenstein, exercises, during the intervals between meetings of the Board of Directors, all powers of the Board of Directors except to the extent limited by law. During fiscal 1994, the Executive Committee did not hold any meetings.

    The Audit Committee recommends to the Board of Directors the selection of independent accountants and reviews the activities and reports of the independent accountants as well as the internal accounting controls of the Company. The Audit Committee is comprised of Messrs. Clements, Greer, Merrill and Winter. During fiscal 1994, the Audit Committee held 2 meetings.

    The Compensation Committee determines the compensation for executive officers of the Company and establishes the Company's compensation policies and practices. The Compensation Committee is comprised of Messrs. Candlish, Hicks and Merrill. During fiscal 1994, the Compensation Committee held 3 meetings, and acted once by written consent.

                                      1-7

    The Special Committee was established by resolution of the Board of Directors in October 1994 to consider any proposals the Company might receive with respect to a business combination transaction. The Special Committee is comprised of Messrs. Albers, Hicks, Merrill and Rosenstein. During fiscal 1994, the Special Committee did not hold any meetings.

    The Board of Directors does not have a standing nominating committee. The Board designates nominees for election as directors and will consider suggestions by stockholders for names of possible future nominees if delivered in writing to the Secretary of the Company on a timely basis.

DIRECTOR COMPENSATION

    Directors of the Company are entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to and attendance at meetings of the Board of Directors or committees thereof. The Company maintains a compensation plan for directors of the Company who are not officers or employees of the Company (each an "Outside Director"). Pursuant to such plan, each Outside Director receives an annual retainer of $8,000, payable in cash, and a $1,000 cash fee for each meeting of the Board of Directors at which such director is present. As compensation for serving on a committee of the Board of Directors, each Outside Director also receives an annual retainer of $1,000, payable in cash, and a $1,000 cash fee for each meeting of such committee at which such director is present. Any Outside Director who serves as chairman of a committee receives an additional annual fee of $1,000.

    In addition to the cash compensation described above, the Company maintains the Directors' Option Plan. The Directors' Option Plan provides that on December 31 of each calendar year, each Outside Director will be automatically granted an option to purchase that number of shares of Common Stock computed by dividing:
(i) the sum of the annual retainer fee for Outside Directors payable for such calendar year plus the aggregate meeting fees payable for such calendar year to such Outside Directors for attending meetings of the Board of Directors and any committees on which such Outside Director serves by (ii) the fair market value of a share of Common Stock of the date of grant. The purchase price for the shares of Common Stock subject to each option is 50% of the fair market value of the shares on the grant date. A total of 194,310 shares of Common Stock are authorized for issuance pursuant to the Directors' Option Plan. As of January 30, 1995, options covering a total of 1,111, 944, 0, 1,222, 1,277 and 944 shares of Common Stock have been granted to Messrs. Candlish, Clements, Greer, Hicks, Merrill and Winter, respectively, at an exercise price of $12.00 per share and options covering a total of 1,327, 1,249, 254, 1,483, 1,639 and 1,249 shares of Common Stock have been granted to Messrs. Candlish, Clements, Greer, Hicks, Merrill and Winter, respectively, at an exercise price of $12.81 per share.

    Each option granted under the Directors' Option Plan will become exercisable one year after the date of the grant and will not be exercisable more than ten years after the date of such grant. Under the terms of the Directors' Option Plan, if an Outside Director is terminated, any unexercised options held by such Outside Director will be exercisable for a specified period depending upon the reason for such termination; provided, that if such Outside Director is terminated due to an act of fraud or intentional misrepresentation or embezzlement, misappropriation or conversion of assets or opportunities of the Company, the unexercised options will immediately terminate.

    The Company also maintains the Dr Pepper/Seven-Up Companies, Inc. Deferred Compensation Plan for Non-Employee Directors (the "Deferred Compensation Plan"). The Deferred Compensation Plan permits Outside Directors to defer receipt of their cash compensation from the Company until a later date. The Company pays interest on the deferred compensation based upon the average monthly rate of 30-year U.S. Treasury bonds, compounded monthly. The Board of Directors may amend the Deferred Compensation Plan or terminate such plan in whole or in part at any time. None of the Outside Directors have elected to participate in the Deferred Compensation Plan as of January 30, 1995.

                                      1-8

    On January 25, 1995 the Company entered into indemnification agreements with each person who as of such date was a director or executive officer of the Company. The indemnification agreements generally provide (i) for the prompt indemnification to the fullest extent permitted by law against (a) any and all expenses (including attorneys' fees) and all other costs paid or incurred in connection with investigating, preparing to defend, defending or otherwise participating in any threatened, pending or completed action, suit or proceeding related to the fact that such indemnitee is or was a director, officer, employee, agent or fiduciary of the Company or is or was serving at the Company's request as a director, officer, employee, agent or fiduciary of another entity, or by reason of anything done or not done by such indemnitee in any such capacity and (b) any and all judgments, fines, penalties and amounts paid in settlement of any claim, unless the "Reviewing Party" (defined as one or more members of the Board or appointee(s) of the Board who are not parties to the particular claim, or independent legal counsel) determines that such indemnification is not permitted under applicable law and (ii) for the prompt advancement of expenses to an indemnitee as well as the reimbursement by such indemnitee of such advancement to the Company if the Reviewing Party determines that the indemnitee is not entitled to such indemnification under applicable law. In addition, the indemnification agreements provide (i) a mechanism through which an indemnitee may seek court relief in the event the Reviewing Party determines that the indemnitee would not be permitted to be indemnified under applicable law (and would therefore not be entitled to indemnification or expense advancement under the indemnification agreement) and (ii) indemnification against all expenses (including attorneys' fees), and the advancement thereof, if requested, incurred by the indemnitee in any action brought by the indemnitee to enforce an indemnity claim or to collect an advancement of expenses or to recover under a directors' and officers' liability insurance policy, regardless of whether such action is ultimately successful or not. Furthermore, the indemnification agreements provide that after there has been a "change in control" in the Company (as defined in the indemnification agreements), other than a change in control approved by a majority of directors who were directors prior to such change, then, with respect to all determinations regarding rights to indemnification and the advancement of expenses, the Company will seek legal advice as to the right of the indemnitee to indemnification under applicable law only from independent legal counsel selected by the indemnitee and approved by the Company.

    The indemnification agreements impose upon the Company the burden of proving that an indemnitee is not entitled to indemnification in any particular case and negate certain presumptions that may otherwise be drawn against an indemnitee seeking indemnification in connection with the termination of actions in certain circumstances. Indemnitees' rights under the indemnification agreements are not exclusive of any other rights they may have under Delaware law, the Company's By-laws or otherwise. Although not requiring the maintenance of directors' and officers' liability insurance, the indemnification agreements require that indemnitees be provided with the maximum coverage available for any Company director or officer if there is such a policy.

    William E. Winter, in addition to his duties as a member of the Board of Directors of the Company, is a consultant to DP/7UP pursuant to a Consulting Agreement dated as of January 25, 1988. The terms of the Consulting Agreement provide that Mr. Winter will advise DP/7UP with respect to marketing and soft drink franchising plans and strategies and other assigned projects relating to the long-term growth of DP/7UP. In consideration of his services, DP/7UP pays Mr. Winter a retainer of $300.00 per day and has agreed to use Mr. Winter's services for a minimum of seven days per month. Consulting fees paid to Mr. Winter in 1994 totalled $25,200.00. The term of the Consulting Agreement renews every month and is terminable by either party upon not less than 10 days advance notice.

EXECUTIVE OFFICERS

    The following table sets forth the names, ages and business experience of the executive officers of the Company, other than John R. Albers and Ira M. Rosenstein, for the last five fiscal years. Messrs.

                                      1-9

Albers and Rosenstein serve as executive officers and directors of the Company and their respective ages and business experience are described above under the caption "Current Directors."

NAME                       AGE                       BUSINESS EXPERIENCE
- ------------------------   ---   ------------------------------------------------------------

John G. Clarke             49    Vice President of the Company since 1988; Vice President of
                                 DP/7UP and Senior Vice President of Dr Pepper USA, a
                                 division of DP/7UP ("Dr Pepper USA"), since October 1992;
                                 Senior Vice President-Marketing of Dr Pepper from 1986 to
                                 October 1992.

Charles P. Grier           64    Senior Vice President of the Company since 1988; Senior Vice
                                 President of DP/7UP since October 1992; Senior Vice
                                 President-Operations of Dr Pepper and Seven-Up from 1986 to
                                 October 1992.

John M. Kilduff            48    Vice President of the Company since 1988; Vice President of
                                 DP/7UP and Senior Vice President of Dr Pepper USA since
                                 October 1992; Senior Vice President--Sales of Dr Pepper from
                                 1988 to October 1992.

True H. Knowles            57    Executive Vice President of the Company since 1990; Director and Executive Vice President of DP/7UP since October 1992;
                                 President of Dr Pepper USA since October 1992; Director,
                                 President and Chief Operating Officer of Dr Pepper from 1990 to October 1992; Executive Vice President and Chief
                                 Operating Officer of Dr Pepper from 1988 to 1990; Senior
                                 Vice President--Sales of Dr Pepper from 1986 to 1988.

Francis I. Mullin, III     51    Executive Vice President of the Company since 1991; Director and Executive Vice President of DP/7UP since October 1992;
                                 President of Seven-Up USA, a division of DP/7UP ("Seven-Up
                                 USA") since October 1992; Director, President and Chief
                                 Operating Officer of Seven-Up from 1991 to October 1992;
                                 operated CSM & Associates, a sales and marketing consulting business from 1989 to 1991; President and Chief Operating
                                 Officer of Tofutti Brands, Inc. from 1986 to 1989.

Robert E. Quirk            44    Vice President of the Company since 1988; Vice President of
                                 DP/7UP and Senior Vice President of Seven-Up USA since
                                 October 1992; Senior Vice President--Sales of Seven-Up from
                                 1988 to October 1992.

William A. Tolany          48    Vice President of the Company since 1995; Vice President of
                                 DP/7UP and Senior Vice President of Seven-Up USA since
                                 January 1995; Vice President of Marketing Services of Dr
                                 Pepper USA since October 1992; Vice President of Marketing
                                 Services of Dr Pepper from 1986 to October 1992.

                                      1-10

SUMMARY COMPENSATION TABLE

    The following table sets forth certain information concerning the compensation earned by, awarded to or paid to the Company's Chief Executive Officer and each of the other four most highly compensated executive officers of the Company for services rendered to the Company during the years 1992 through 1994.

                                                    ANNUAL COMPENSATION                 LONG-TERM COMPENSATION
                                                 --------------------------    ----------------------------------------
                                                                               SECURITIES    RESTRICTED
                                                                               UNDERLYING      STOCK        ALL OTHER
                                      SALARY      BONUS      OTHER ANNUAL       OPTIONS       AWARD(S)     COMPENSATION
     NAME AND POSITION        YEAR      ($)      ($)(1)     COMPENSATION(2)       (#)          ($)(3)         ($)(2)
- ---------------------------   ----    -------    -------    ---------------    ----------    ----------    ------------

John R. Albers,............   1994    688,293    582,256        --                40,000        --           --
President and Chief           1993    668,320    424,829        --               100,000       191,904       --
Executive Officer             1992    622,942    607,041        --                15,580        --           --

Ira M. Rosenstein,.........   1994    391,756    251,063        --                30,000       127,936       --
Executive Vice President      1993    377,816    185,250        --                75,000        --           --
and Chief Financial Officer   1992    354,446    258,225                          12,000                     --

True H. Knowles,...........   1994    302,250    196,875        --                30,000        --           --
Executive Vice President      1993    288,077    150,000        --                85,000       127,936       --
                              1992    263,077    192,500        --                12,000        --           --

Francis I. Mullin, III.....   1994    302,250    175,219        --                30,000        --           --
Executive Vice President      1993    288,077    136,875        --                75,000       127,936       --
                              1992    262,923    192,500        --                12,000        --

Charles P. Grier,..........   1994    211,503     92,225        --                10,000        --           --
Senior Vice President         1993    202,149     70,568        --                25,000        63,968       --
                              1992    189,520     92,789        --                 6,000        --           --

- ------------
(1) Includes bonuses earned in 1992, 1993 and 1994 under the Incentive Compensation Plan of the Company that were paid in 1993, 1994 and are payable in 1995.

(2) Amounts under Other Annual Compensation do not include the value of perquisites and other personal benefits because the aggregate amount of such compensation, if any, does not exceed the lesser of $50,000 or 10% of the total amount of annual salary and bonus for each named individual. No compensation was paid to any of the above-mentioned executive officers in 1992, 1993 and 1994 that constituted All Other Compensation.

(3) The amount reported in the table represents that market value of restricted stock grants as of the date of grant, which was October 27, 1993, less the purchase price of $.01 per share and without giving effect to the diminution in value attributable to the restrictions on such stock. As of December 31, 1994, the aggregate number of shares of restricted stock issued under the 1993 Stock Ownership Plan was 89,000, which had an aggregate market value of $2,280,625, based upon a closing price per share of the Company's Common Stock on said date of $25.625. Grants of restricted stock under the 1993 Stock Ownership Plan are subject to forfeiture upon (a) the termination of the employment of the participating employee for reasons other than death, disability, retirement, or a Change of Control (as defined), or (b) the failure by the Company and/or the participating employee, as the case may be, to meet specific performance goals set forth in the performance stock award agreement issued to the participating employee, which sets forth the terms and conditions relating to the grant of the restricted stock. In the event that the employment of a participating employee is terminated by reason of death, disability, retirement or a Change of Control (as defined), the participating employee may be entitled to receive all or a portion of such restricted stock, depending upon the timing of the termination. During the period the restrictions remain in effect, the participating employee may not sell or otherwise transfer, pledge as security or otherwise encumber the restricted stock, although the participating employee does have all other rights of a stockholder of the Company, including the right to vote such shares and receive dividends and other distributions paid or made in respect of such restricted stock. As of December 31, 1994, Messrs. Albers, Rosenstein, Knowles, Mullin and Grier held 9,600, 6,400, 6400, 6,400 and 3,200 shares of restricted stock of the Company, respectively, which, subject to termination of employment due to death, disability, retirement or Change of Control will not vest, if at all, until the first quarter of 1996. See the section entitled "Stock Option Plans."

ANNUAL INCENTIVES

    The Incentive Compensation Plan promotes the Company's pay-for-performance philosophy by providing executives with direct financial incentives in the form of annual cash bonuses to achieve

                                      1-11
business unit and Company-wide performance goals. Annual bonus opportunities allow the Company to communicate specific goals that are of primary importance during the coming year and motivate executives to achieve these goals.

    Each year, the Compensation Committee establishes specific goals relating to each executive's bonus opportunity. Eligible executives are assigned threshold, target and maximum bonus levels based on a percentage of base salary. The percentages have been established based upon the median range of bonus practices and opportunities within companies comparable in size to the Company and/or in the Company's industry. Executives earn bonuses to the extent that preestablished goals are achieved.

    Corporate goals are approved each year by the Compensation Committee and are based upon financial objectives of the Company deemed appropriate by the Compensation Committee. Where executives have strategic business unit ("SBU") responsibilities, a portion of the goal is based on financial performance measures that support SBU performance. This portion varies with the position of each individual; however, no bonus is paid unless predetermined threshold performance levels are reached.

    Target bonus awards are set at a market level, as discussed above. Targets are considered by the Compensation Committee to be achievable, but require above-average performance from each of the executives. The annual incentive plan is intended to accomplish the Company's pay-for-performance objectives.

STOCK OPTION PLANS

    In 1988, the Company adopted two stock option plans, the 1988 Stock Option Plan and the 1988 Non-Qualified Plan (collectively, the "Stock Option Plans"), under which stock options may be granted to key officers and salaried employees of the Company and its subsidiaries. Incentive stock options, as well as non-qualified stock options, may be granted under the 1988 Stock Option Plan. The exercise price of an option granted under such plan will be determined by the Compensation Committee, provided that in the case of an incentive stock option, the exercise price must be not less than the fair market value (as defined) of the underlying Common Stock of the Company. In October 1991, the Board of Directors of the Company amended all option agreements under the 1988 Stock Option Plan for options that were previously exercisable at a price of $5.00 per share to provide for an exercise price of $2.29 per share, which was determined to be the fair market value of the shares at the date of amendment based upon a valuation opinion from an independent investment banking firm. Such valuation was based on the Company's capital structure at that time and then-current market conditions. On July 25, 1991, the Board of Directors of the Company authorized an amendment to the 1988 Stock Option Plan to authorize the issuance of options to purchase up to an additional 4,802,000 shares, increasing the number of options authorized for grant under the plan to 6,842,816. As of December 31, 1994, options to purchase 5,385,972 shares of Common Stock were outstanding under the 1988 Stock Option Plan. All but 12,200 of such options have exercise prices ranging from $2.29 to $10.17 per share. Options for 12,200 shares of Common Stock are exercisable at $16.50 per share, which was the closing sale price of the Common Stock on the New York Stock Exchange on the grant date for such options. Stock options issued under the 1988 Stock Option Plan vest over a period of three or four years from their date of grant, and optionees are entitled to exercise only those options that have vested in accordance with the terms and conditions of the stock option agreement executed by each optionee and the Company. Pursuant to the terms and conditions of the 1988 Stock Option Plan, the vesting of all outstanding options was accelerated in connection with the Company's initial public offering in February 1993. See footnote 1 to the table entitled "Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values."

                                      1-12

    Non-Qualified stock options to purchase up to 298,060 shares of Common Stock may be granted under the 1988 Non-Qualified Plan. As of December 31, 1994, non-qualified stock options to purchase up to 107,426 shares of Common Stock were outstanding under the 1988 Non-Qualified Plan. Each such option has an exercise price of $.05 per share. No options granted under the Stock Option Plans will be exercisable more than 10 years after the date of grant thereof, and special provisions are included in the Stock Option Plans covering termination of employment or death of a participant. As of January 31, 1995, options covering substantially all of the shares of Common Stock reserved under the Stock Option Plan had been granted.

    In 1993, the Company adopted the 1993 Stock Ownership Plan, under which stock options, restricted stock and stock bonuses may be granted to key officers and salaried employees of the Company and its subsidiaries. Incentive stock options as well as non-qualified stock options may be granted under the 1993 Stock Ownership Plan. The exercise price of an option granted under such plan will be determined by the Compensation Committee, provided that in the case of an incentive stock option, the exercise price may not be less than the Fair Market Value (as defined) of the underlying Common Stock of the Company. Stock options issued under the 1993 Stock Ownership Plan vest over a period of three years from their date of grant, and optionees are entitled to exercise only those options that have vested in accordance with the terms and conditions of the stock option agreement executed by each optionee and the Company. Each option granted under the 1993 Stock Ownership Plan has a ten year term, and is exercisable in one or more installments commencing not earlier than the first anniversary of the date of grant of the option. The exercisability of each option is subject to special provisions following an optionee's termination of employment, and the period during which an option may be exercised following termination varies according to the reason for termination and the nature of the option. At December 31, 1994, a total of 1,573,983 options to purchase Shares were outstanding under the 1993 Stock Ownership Plan at exercise prices ranging from $18.625 to $23.125.

    The Compensation Committee, in its discretion, may grant shares of restricted stock to any individual eligible to receive awards under the 1993 Stock Ownership Plan. Up to 380,000 shares of Common Stock may be granted as restricted stock under the 1993 Stock Ownership Plan. The amount to be paid for shares of restricted stock is subject to the Committee's discretion. The Committee may provide that all or any portion of any award of restricted stock may be forfeited under certain circumstances, including the employee's termination of employment within a specified time period after the date of grant of the restricted stock, failure of the Company or employee to achieve specified performance goals within a specific period, or failure to satisfy such other restrictions as the Committee may specify.

    Stock bonuses may be granted under the 1993 Stock Ownership Plan for no consideration to any eligible individual other than executive officers of the Company. Up to 25,000 bonus shares of Common Stock, in the aggregate, may be granted under the 1993 Stock Ownership Plan.

                                      1-13

OPTION GRANTS IN LAST FISCAL YEAR

    The following table shows all individual grants of stock options to the Company's Chief Executive Officer and the other four most highly compensated executive officers of the Company in 1994.

                                                                                      POTENTIAL REALIZABLE VALUE AT
                                                                                         ASSUMED ANNUAL RATES OF
                                                                                        STOCK PRICE APPRECIATION
                                                                                         FOR 10 YEAR OPTION TERM
                                                                                     -------------------------------
                                                                                           5%              10%
                           SECURITIES   % OF TOTAL                                   --------------   --------------
                           UNDERLYING    OPTIONS       EXERCISE                         GAIN ON          GAIN ON
                            OPTIONS     GRANTED TO        OR                           BASE PRICE       BASE PRICE
                            GRANTED     EMPLOYEES     BASE PRICE     EXPIRATION        TO $37.67        TO $59.98
   NAME                       (#)        IN 1994     PER SHARE(1)       DATE          PER SHARE(2)     PER SHARE(2)
- -------------------------  ----------   ----------   ------------   -------------    --------------   --------------

John R. Albers...........    40,000         7.9%       $ 23.125     July 28, 2004    $      581,800   $    1,474,200

Ira M. Rosenstein........    30,000         5.9%       $ 23.125     July 28, 2004           436,350        1,105,650

True H. Knowles..........    30,000         5.9%       $ 23.125     July 28, 2004           436,350        1,105,650

Francis I. Mullin, III...    30,000         5.9%       $ 23.125     July 28, 2004           436,350        1,105,650

Charles P. Grier.........    10,000         2.0%       $ 23.125     July 28, 2004           145,450          368,550

All stockholders (3)                                                                 $1,001,349,303   $2,537,279,379

- ------------
(1) Based on the fair market value of the Company's Common Stock as of July 28, 1994 reflected by the closing sales price of the Company's Common Stock on the New York Stock Exchange on such date.

(2) The 5% and 10% rates of appreciation are set by the SEC and are not intended to forecast future appreciation, if any, of the Company's Common Stock.

(3) Total potential realizable value in excess of the $23.125 per share price of the Common Stock on July 28, 1994, based upon the assumed annual rates of appreciation shown and calculated using 68,844,916 shares of Common Stock (on a fully diluted basis) as of December 31, 1994. The potential gain related to these options granted to all of the named executive officers represents less than .20% of the total potential stockholder gain.

                                      1-14

OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

    The following table sets forth certain information regarding options exercised during 1994 by persons named in the Summary Compensation Table and options held by such persons at December 31, 1994. The values of unexercised in-the-money stock options at December 30, 1994 shown below are presented pursuant to SEC rules. The actual amount, if any, realized upon exercise of stock options will depend upon the market price of the Company's Common Stock relative to the exercise price per share of the Common Stock underlying the unexercised in-the-money stock options reflected in this table.

                                   OPTIONS EXERCISED               UNEXERCISED OPTIONS AT DECEMBER 31, 1994
                              ----------------------------   -----------------------------------------------------
                                                               NUMBER OF SECURITIES        VALUE OF UNEXERCISED
                                                               UNDERLYING OPTIONS(1)      IN-THE-MONEY OPTIONS(2)
                                                             -------------------------   -------------------------
                              SHARES ACQUIRED     VALUE                        NOT                         NOT
   NAME                         ON EXERCISE      REALIZED    EXERCISABLE   EXERCISABLE   EXERCISABLE   EXERCISABLE
- ----------------------------  ---------------   ----------   -----------   -----------   -----------   -----------

John R. Albers..............      -0-              -0-         1,412,513     106,667     $36,195,646   $ 2,733,342

Ira M. Rosenstein...........      -0-              -0-           937,000      80,000     $24,010,625   $ 2,050,000

True H. Knowles.............      134,900       $2,779,854       405,433      86,667     $10,389,221   $ 2,220,841

Francis I. Mullin, III......      100,000       $2,308,500       507,000      80,000     $12,991,875   $ 2,050,000

Charles P. Grier............        6,000       $  106,200       158,333      26,667     $ 4,057,283   $   683,342

- ------------

(1) Pursuant to the provisions of the 1988 Stock Option Plan, upon the consummation of the Company's initial public offering of its Common Stock, which occurred on February 2, 1993, the vesting of all options granted under such plan was accelerated. As a result, all options granted under the 1988 Stock Option Plan, including those granted to the executive officers named above, vested (and thus became exercisable) one year after the effective date of the Company's initial public offering of its Common Stock.

(2) Based on the closing price per share of the Company's Common Stock on the New York Stock Exchange on December 30, 1994 (the last trading day in 1994), which was $25.625.

                                      1-15

PENSION AND SUPPLEMENTAL PENSION PLANS

    Employees of DP/7UP and its subsidiaries are covered by a tax-qualified, funded pension plan (the "Pension Plan"), which provides for defined benefits upon retirement. Contributions to the Pension Plan for employees and benefits derived by the participants are calculated on an actuarial basis. In no event may a participant's benefit exceed the lesser of $120,000 per year (as reduced for the ten year certain form of payment provided under the plan) or 100% of a participant's average compensation for the three consecutive years in the last ten in which such participant's compensation was highest. Additional limits apply if participants are also covered under a defined contribution plan, such as the Profit Sharing Plan (as defined herein). The Pension Plan may be terminated at any time and any excess assets, after all benefits and administrative expenses have been paid, will revert to the Company. Participant's rights to benefits vest after five years of service.

    DP/7UP also provides, on a joint basis, a supplemental pension plan (the "Supplemental Pension Plan") for executive officers and certain senior officers, generally at the level of vice president or senior vice president and above, which provides benefits in excess of those payable under the Pension Plan. The Supplemental Pension Plan is unfunded and payable solely out of the general assets of DP/7UP. Benefits are payable monthly to the participant or his beneficiary for ten years after retirement or until the participant's death, if later, and vary in the amount with the length of service. Special provisions in the Supplemental Pension Plan relate to early retirement, retirement after disability, death after retirement and surviving spouses' benefits. Participant's rights to benefits vest after ten years of service.

    The following tables set forth the annual retirement benefits payable under the Pension Plan and the Supplemental Pension Plan upon normal retirement after December 31, 1994 for the specified remuneration classifications and years of service. The amounts reflected for the Supplemental Pension Plan aggregate benefits from both Plans; however, amounts actually payable under the Supplemental Pension Plan are reduced dollar for dollar by amounts paid pursuant to the Pension Plan.

                                                           YEARS OF SERVICE(2)
           PENSION PLAN              ---------------------------------------------------------------
          COMPENSATION(1)               10         15         20         25         30         35
- -----------------------------------  --------   --------   --------   --------   --------   --------
$1,000,000 (and above).............  $120,000   $120,000   $120,000   $120,000   $120,000   $120,000
   800,000.........................   120,000    120,000    120,000    120,000    120,000    120,000
   600,000.........................   120,000    120,000    120,000    120,000    120,000    120,000
   400,000.........................   103,750    120,000    120,000    120,000    120,000    120,000
   200,000.........................    53,750     78,750    103,750    108,750    113,750    118,750
   100,000.........................    27,500     40,000     52,500     55,000     57,500     60,000

                                                           YEARS OF SERVICE(2)
           SUPPLEMENTAL              ---------------------------------------------------------------
   PENSION PLAN COMPENSATION(1)         10         15         20         25         30         35
- -----------------------------------  --------   --------   --------   --------   --------   --------
$1,000,000.........................  $400,000   $500,000   $550,000   $600,000   $600,000   $600,000
   800,000.........................   320,000    400,000    440,000    480,000    480,000    480,000
   600,000.........................   240,000    300,000    330,000    360,000    360,000    360,000
   400,000.........................   160,000    200,000    220,000    240,000    240,000    240,000
   200,000.........................    80,000    100,000    110,000    120,000    120,000    120,000
   100,000.........................    40,000     50,000     55,000     60,000     60,000     60,000

- ------------

(1) An employee's compensation for determination of pension benefits under the Pension Plan and the Supplemental Pension Plan is calculated on the same basis as his salary and bonus compensation set forth in the Summary Compensation Table excluding taxable compensation that is not for personal services. Benefits are determined on a ten year certain and life basis. This chart takes into account the decreases in future Pension Plan benefit accruals that occurred beginning in 1994, when an Internal Revenue Service Rule became effective that no more than the first $150,000 in compensation can be considered under the Pension Plan. Since 1989, benefits under the Pension Plan have

                                      1-16
    been calculated such that the monthly benefit is not reduced by a percentage of the employee's primary social security benefit at the date of his termination of employment.

(2) The following executive officers are credited with the following years of benefit service under the Pension Plan: Mr. Albers--23 years; Mr. Rosenstein--14 years; Mr. Knowles--12 years; Mr. Mullin--3 years; and Mr. Grier--34 years. Mr. Albers' employment agreement with the Company provides that he is currently credited with 30 years of service under the Supplemental Pension Plan and that he will be entitled to a Normal Pension, as defined under such plan regardless of the date of his termination of employment. Mr. Rosenstein's employment agreement with the Company provides that he is currently credited with 19 years of service under the Supplemental Pension Plan. See the section entitled "Employment Agreements" for a discussion of the terms of the employment agreements for Messrs. Albers and Rosenstein.

DISABILITY AND DEATH BENEFIT PLANS

    The Company provides a supplemental disability plan and a supplemental death benefit plan for executive officers and senior executives generally at the level of vice president or senior vice president and above. The supplemental disability plan is unfunded and payable solely out of the general assets of DP/7UP. The Company may provide for these benefits, however, by purchasing insurance on the participants involved, under which the Company is the owner and beneficiary of the policies. The supplemental disability plan provides benefits in excess of those under the Company's regular disability program. Benefits are payable to participants who become totally and permanently disabled prior to age
65. Benefits equal to 60% of monthly compensation less the sum of benefits under the Company's regular disability program, social security and worker's compensation, are payable monthly until the earliest of the participant's death, recovery or commencement of benefits under the Pension Plan. The supplemental disability plan also provides, in the event of death or disability of a participant, educational assistance benefits to the participant's children for their actual costs of college (not in excess of $6,000 per year) for a period of up to four years.

    The supplemental death benefit plan provides that, if a participant dies before retirement, his designated beneficiary will receive monthly benefits for a period of 10 or 15 years, depending upon the position held by the participant, which, when added to any death benefits under the Pension Plan, will equal 50% of his monthly compensation. If a participant dies after retirement, his designated beneficiary is entitled to a lump sum payment equal to twice his annual compensation (based on his monthly salary as of his retirement date), but not to exceed $500,000. Although the supplemental death benefit plan is technically unfunded, payments thereunder are provided for through life insurance policies under which the Company is the owner and beneficiary and the employee is the insured.

    The following table shows the annual benefits payable in specific remuneration classifications for the supplemental disability plan and the supplemental death benefit plan as in effect on December 31, 1994.

                                                                 SUPPLEMENTAL            PRE-RETIREMENT
COMPENSATION(A)                                             DISABILITY PAYMENTS(B)    SURVIVOR BENEFITS(C)
- ---------------------------------------------------------   ----------------------    --------------------
$1,000,000...............................................          $600,000                 $500,000
   800,000...............................................           480,000                  400,000
   600,000...............................................           360,000                  300,000
   400,000...............................................           240,000                  200,000
   200,000...............................................           120,000                  100,000
   100,000...............................................            60,000                   50,000

- ------------

 (a)  An executive officer's compensation for determination of benefits under the supplemental disability plan is calculated on the same basis as his salary and bonus compensation excluding taxable compensation that is not for personal services. The payments under the supplemental death benefit plan are calculated on the basis of base salary, excluding bonuses, incentive compensation, commissions and other similar payments.

                                      1-17

 (b)  The amounts shown have not been reduced by any amounts which may be payable under the
      Company's regular disability program, social security or worker's compensation.

 (c)  The amounts shown represent annual amounts payable over 10 to 15 years based on position held and have not been reduced by death benefits under the Pension Plan. The
      Pension Plan would generally pay a pre-retirement death benefit for the life of the surviving spouse equal to 50% of the benefit of the participant would have received if he had retired immediately before his death.

SEVERANCE PLAN

    On February 24, 1994, the Company adopted the Special Plan and Severance Benefits Program for Employees of DP/7UP (the "Severance Plan") covering full time active employees of the Company who continue in the employ of the Company (or successor entity) after a "Change of Control" (as defined below). Severance benefits under the Severance Plan apply only to the first Change of Control of the Company that occurs after the adoption of the Severance Plan. A Change of Control for purposes of the Severance Plan occurs (i) at such time any person becomes the beneficial owner of more than 50% of the then outstanding common stock of the Company or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, (ii) at such time individuals who, as of the date the Severance Plan was adopted, constituted all of the members of the Board of Directors of the Company (the "Board") cease for any reason to constitute at least a majority of the members of the Board, (iii) upon the approval of the stockholders of the Company of a reorganization, merger or consolidation of the Company, or (iv) upon the approval of the stockholders of the Company of a liquidation or dissolution of the Company or the sale of all or substantially all of the assets of the Company, unless (with respect to clauses (iii) and (iv)) the stockholders of the Company retain voting power of the resulting or acquiring entity, no person owns 50% of the resulting or acquiring entity corporation and at least a majority of the resulting or acquiring entity's directors were members of the Board at the time of the execution of the initial agreement providing for such reorganization, merger, consolidation or sale. Consummation of the Offer by the Purchaser will result in a Change of Control under the Severance Plan. Under the Severance Plan, severance benefits are payable only in the event a covered employee is terminated without "Cause" or resigns with "Good Reason" within 24 months of the date of consummation of a Change of Control. Termination for "Cause" means a termination due to dishonesty, the commission of fraud or criminal acts by the employee or demonstratively willful repeated violations of the employee's obligations to the Company as an employee which are intended to result in, or do result in, material injury to the Company. "Good Reason" includes a substantial reduction in position, authority, duties or responsibilities or compensation of the employee, any failure by the Company to comply with the provisions of any employment agreement between the Company and the employee, or a transfer of the employee's job to a location more than 35 miles from his or her current worksite. Severance benefits under the Severance Plan are generally equal to (i) one to eighteen months' base salary of the employee, based on the tenure and grade level of the employee, (ii) accrued vacation pay, (iii) cash payments for any unvested stock options granted under the 1993 Stock Ownership Plan, and (iv) the automatic lapsing of any restrictions on shares of restricted stock held by the employee at the time of termination of his or her employment. In the event that an eligible employee is entitled to benefits under the Severance Plan and also the same benefit in connection with, upon or following a Change of Control of the Company under another program, practice or arrangement of the Company, then such employee shall receive the greater of the two benefits and shall be entitled to any other benefits that may be provided under such other program, practice or arrangement that are not related to a Change of Control. The Severance Plan expires on February 29, 2004.

EXECUTIVE SEVERANCE AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

    On August 27, 1991, the Company entered into executive severance agreements with John R. Albers, Ira M. Rosenstein and True H. Knowles, and on April 8, 1992 with Francis I. Mullin, III (the "Severance Agreements"). The Severance Agreements provide certain benefits to such officers upon the

                                      1-18
occurrence of a Change in Control. A "Change in Control" is generally defined in the Severance Agreements to mean, subject to certain exceptions, a disposition of all, or substantially all, of the assets of the Company; the liquidation or dissolution of the Company; the acquisition of beneficial ownership by any person of 50% or more of the outstanding Common Stock of the Company; certain business combinations involving the Company pursuant to which the Company will not be the continuing or surviving corporation; or any acquisition or series of acquisitions within any period of 12 consecutive months that results in 50% or more of the beneficial ownership of the outstanding Common Stock of the Company being owned by persons different than those persons who beneficially owned such Common Stock prior to such acquisition or series of acquisitions. In general, the Severance Agreements for Messrs. Albers and Rosenstein provide that upon a Change in Control, if within three years of such Change of Control the employment of the covered officer is terminated either by the Company without Cause (as defined) or by such officer for any reason, such officer will receive a lump sum payment equal to three times the most recent annual salary and bonus paid to such officer prior to the Change in Control. The Severance Agreements for Messrs. Knowles and Mullin provide that upon a Change in Control, if within three years of such Change in Control the employment of the covered officer is terminated either by the Company without Cause (as defined) or by such officer for Good Reason (as defined), such officer will receive a lump sum payment equal to three times the most recent annual salary and bonus paid to such officer prior to the Change in Control. Each covered officer also will be entitled to have any stock options he then holds repurchased by the Company for cash in an amount determined in accordance with the Severance Agreements. Each covered officer also will be paid by the Company an amount sufficient to reimburse such officer for the full amount of any income taxes imposed as a result of the payment of any portion of the severance benefits payable under the Severance Agreements. Pursuant to the Severance Agreements, the executives will also be entitled to reimbursement by the Company for all costs and expenses incurred by them in defending or enforcing the Severance Agreement. Each Severance Agreement had an initial term until December 31, 1993 (except for the Severance Agreement with Francis I. Mullin, III, the initial term of which will continue until August 31, 1994), was automatically renewed for the one-year period beginning January 1, 1994 and is subject to automatic renewals for successive one year periods unless the Company elects to terminate such Severance Agreement, in which case such Severance Agreement shall terminate two years from the expiration of the then current term.

    Pursuant to a letter agreement dated November 8, 1989 (the "1989 Severance Agreement"), the Company agreed to provide Charles P. Grier with certain benefits if, within one year of a "change of control," his employment is terminated by the Company without Cause (as defined), or a Constructive Termination (as defined) of his employment occurs. A "change in control" for purposes of the 1989 Severance Agreement occurs when any person becomes the beneficial owner of more than 50% of the Company's Common Stock or acquires all or substantially all of the Company's assets or the Company merges or consolidates with any person or entity other than any of its subsidiaries. Mr. Grier will be entitled to receive a severance payment equal to his compensation for the six months prior to his termination, reduced by any amount that the IRS determines is not deductible pursuant to the provisions of the Internal Revenue Code. Mr. Grier will also be entitled to reimbursement by the Company for all costs and expenses incurred by him in defending or enforcing the 1989 Severance Agreement. By its terms, the 1989 Severance Agreement could have expired on December 31, 1994, but was automatically renewed for a one year period beginning January 1, 1995 and is subject to automatic renewals for successive one year periods unless the Company elects to terminate the agreement.

EMPLOYMENT AGREEMENTS

    DP/7UP entered into new four year employment agreements with Messrs. Albers and Rosenstein, effective as of January 1, 1993. These employment agreements (the "Agreements") provide that the Company will pay Messrs. Albers and Rosenstein salaries of not less than $659,250 and $375,600, respectively, during the terms of the Agreements. The amount of Messrs. Albers' and Rosenstein's annual salaries will be reviewed by the Company's Compensation Committee at the meeting of the

                                      1-19

Board of Directors held in October of each year. Mr. Albers' employment agreement with the Company also provides that he is currently credited with 30 years of service under the Supplemental Pension Plan, and that he will be entitled to a Normal Pension, as defined under such plan, regardless of the date of his termination of employment. Mr. Rosenstein's employment agreement with the Company provides that he is currently credited with 19 years of service under the Supplemental Pension Plan.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Mr. Hicks and certain of his affiliates hold significant equity interests in Dr Pepper Bottling Holdings, Inc., which, through its operating subsidiary, Dr Pepper Bottling Company of Texas, Inc. ("Dr Pepper Bottling"), engages in the business of bottling DR PEPPER and 7UP brand products and other soft drink products in the Dallas, Fort Worth, Houston and Waco, Texas areas. Dr Pepper Bottling purchased approximately $62,183,000 of products from the Company in 1994. Mr. Hicks serves on the boards of directors of Dr Pepper Bottling Holdings, Inc. and Dr Pepper Bottling. Messrs. Hicks, Candlish and Merrill served as members of the Compensation Committee during 1994.

                            SECTION 16(A) REPORTING

    Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") requires the Company's directors and executive officers, and persons who own more than ten percent of the Company's Common Stock, to file with the SEC initial reports of beneficial ownership and reports of changes in beneficial ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten-percent stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports they file. To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company during the period commencing January 1, 1994 and ending December 31, 1994, its officers, directors and greater than ten-percent stockholders had complied with all applicable Section 16(a) filing requirements.

                                      1-20

                                                                      SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

    1. Directors and Executive Officers of Parent. The following table sets forth the name, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of Parent. Unless otherwise indicated, the current business address of each person is Cadbury Schweppes plc, 25 Berkeley Square, London W1X 6HT, England. Unless otherwise indicated, all other addresses are within England. Unless otherwise indicated, each such person is a citizen of the United Kingdom and has held his or her present position as set forth below for the past five years. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Parent.

                                                   PRESENT PRINCIPAL OCCUPATION OR
                                                   EMPLOYMENT; MATERIAL POSITIONS
                                                      HELD DURING THE PAST FIVE
NAME                              AGE           YEARS AND BUSINESS ADDRESSES THEREOF
- -------------------------------   ---   -----------------------------------------------------

N.D. Cadbury                      54    Executive Chairman since May 1993; Executive Director
                                        and Group Chief Executive from January 1984 to May
                                        1993; 1-4 Connaught Place, London W2 2EX; Joint
                                        Deputy Chairman since January 1995, Non-Executive
                                        Director of Guinness plc since September 1991, Park
                                        Royal Brewery, London NW10; Non-Executive Director
                                        and Chairman since July 1994, Non-Executive Director
                                        from November 1990 to July 1994 of The Economist
                                        Newspaper Ltd, 25 St James's Street, London SW1A 1HG.

T.O. Hutchison                    64    Non-Executive Director and Deputy Chairman since May
                                        1992, Non-Executive Director from January 1986 to May
                                        1992; 1-4 Connaught Place, London W2 2EX; Deputy
                                        Governor of Bank of Scotland since September 1991,
                                        Director since September 1985, 38 Threadneedle
                                        Street, London EC2P 2EH; Director of AMP Asset
                                        Management since October 1991, 55 Moorgate, London
                                        EC2R 6PA; Non-Executive Director of Bank of Wales
                                        since June 1993, Kingsway, Cardiff, CF1 4YB, Wales;
                                        Director of Hammerson plc since December 1991, 100
                                        Park Lane, London W1Y 3AL; Non-Executive Director of
                                        Enterprise Oil plc from February 1987 to September
                                        1990, Grand Buildings, The Strand, London WC2N 5HR;
                                        Director of ICI plc from July 1985 to December 1991,
                                        9 Millbank, London SW1P 3JF; Director of Impkemix
                                        Investments Pty from July 1985 to February 1991, 1
                                        Nicholson Street, Melbourne, Victoria 3001,
                                        Australia; Director of ICI Australia Ltd from July
                                        1985 to February 1991, 1 Nicholson Street, Melbourne,
                                        Victoria 3001, Australia.

D.G. Wellings                     54    Executive Director and Group Chief Executive since
                                        May 1993, Executive Director from March 1989 to May
                                        1993; 1-4 Connaught Place. London W2 2EX; Managing
                                        Director, Confectionery Stream from March 1989 to May
                                        1993, PO Box 12, Bournville Lane, Bournville,
                                        Birmingham B30 2LU; Non-Executive Director of Signet
                                        Group plc since August 1992, 15 Stratton Street,
                                        London W1X 5FD.

                                                   PRESENT PRINCIPAL OCCUPATION OR
                                                   EMPLOYMENT; MATERIAL POSITIONS
                                                      HELD DURING THE PAST FIVE
NAME                              AGE           YEARS AND BUSINESS ADDRESSES THEREOF
- -------------------------------   ---   -----------------------------------------------------
I.F.H. Davison                    63    Non-Executive Director since May 1992; Chairman of
                                        Storehouse plc since July 1988, Marylebone House,
                                        129-137 Marylebone Road, London NW1 5QD; Chairman of
                                        McDonnell Informations Systems Group plc since May
                                        1993, Maylands Park South, Boundary Way, Hemel
                                        Hempstead, Hertfordshire HP2 7HU; Chairman of The
                                        National Mortgage Bank plc since February 1992,
                                        Norwich House, 45 Poplar Road, Solihull B91 3AW;
                                        Director of Chloride Group plc since August 1988, 15
                                        Wilton Road, London SW1V 1LT; Director of Ciba-Geigy
                                        plc since July 1991, Hulley Road, Macclesfield,
                                        Cheshire SK10 2NX; Director of Credit Lyonnais
                                        Capital Markets Limited since September 1988,
                                        Broadwalk House, 5 Appold Street, London EC4A 2DA;
                                        Director of Hemming Publishing Limited since June
                                        1990, 32 Vauxhall Bridge, London SW1V 2SS; Director
                                        of London School of Economics and Political Science
                                        since October 1982, Houghton Street, London WC2A 2BR;
                                        Director of Alexanders Discount plc from January 1989
                                        to September 1991, Broadwalk House, 5 Appold Street,
                                        London EC4A 2DA; Chairman of Charterail Ltd from
                                        October 1991 to November 1992, Charter House, Brent
                                        Terrace, Cricklewood, London NW2 1LF; Director of
                                        Conran Design Pacific Ltd from April 1989 to
                                        September 1991, California Tower, 30-32 D'Aguilar
                                        Street, Central, Hong Kong; Director of J&J
                                        Securities from May 1992 to June 1993, 4 Marlborough
                                        Studios, 12a Finchley Road, St John's Wood, London
                                        NW8 6EB; Director of L&C Unit Trust Management from
                                        March 1990 to September 1991, Broadwalk House, 5
                                        Appold Street, London EC4A 2DA; Director of Laing &
                                        Cruickshank from January 1989 to September 1991,
                                        Broadwalk House, 5 Appold Street, London EC4A 2DA;
                                        Director of Newspaper Publishing plc from April 1986
                                        to March 1994, 40 City Road, London EC1; Director of
                                        CL E-S plc from January 1988 to May 1990, Broadwalk
                                        House, 5 Appold Street, London EC4A 2DA; Director of
                                        CL Global Partners Securities Corporation from
                                        December 1988 to September 1991, Broadwalk House, 5
                                        Appold Street, London EC4A 2DA; Director of Core
                                        Nominees Limited from November 1989 to September
                                        1991, Broadwalk House, 5 Appold Street, London EC4A
                                        2DA; Director of Credit Lyonnais Euro-Securities Ltd
                                        from January 1989 to September 1991, Broadwalk House,
                                        5 Appold Street, London EC4A 2DA; Director of Credit
                                        Lyonnais Property (Broadwalk) Ltd from September 1988
                                        to December 1989, Broadwalk House, 5 Appold Street,
                                        London EC4A 2DA; Director of Credit Lyonnais Rouse
                                        Limited from January 1989 to September 1991,
                                        Broadwalk House, 5 Appold Street, London EC4A 2DA;
                                        Chairman of Credit Lyonnais Securities Limited from
                                        April 1989 to September 1991, Broadwalk House, 5
                                        Appold Street, London EC4A 2DA; Director of Waiting
                                        Nominees Limited from November 1989 to September
                                        1991, Broadwalk House, 5 Appold Street, London EC4A
                                        2DA.

                                                   PRESENT PRINCIPAL OCCUPATION OR
                                                   EMPLOYMENT; MATERIAL POSITIONS
                                                      HELD DURING THE PAST FIVE
NAME                              AGE           YEARS AND BUSINESS ADDRESSES THEREOF
- -------------------------------   ---   -----------------------------------------------------
F.B. Humer*                       48    Non-Executive Director since June 1994; Director and
                                        Chief Operating Director of Glaxo Holdings Plc from
                                        July 1989 to December 1994, Lansdowne House, Berkeley
                                        Square, London W1X 6BQ.
D. Jinks                          59    Executive Director since January 1995, Executive
                                        Director and Group Finance Director from October 1990
                                        to January 1995, Finance Director, Operations and
                                        Control from November 1986 to October 1990; Non-
                                        Executive Director of Royal Doulton plc since
                                        November 1993, Minton House, London Road,
                                        Stoke-on-Trent ST4 7QD; Alternate Director of Camelot
                                        Group plc from March 1994 to December 1994, Tolpits
                                        Lane, Watford WD1 8RN.
D.J. Kappler                      47    Executive Director and Group Finance Director since
                                        January 1995, Director, Corporate Finance from
                                        January 1994 to December 1994, Finance Director,
                                        Confectionery Stream, March 1991 to January 1994;
                                        Finance Director of Cadbury Limited, from January
                                        1990 to March 1991, PO Box 12, Bournville Lane,
                                        Bournville, Birmingham B30 2LU; Alternate Director of
                                        Camelot Group plc since January 1995, Tolpits Lane,
                                        Watford WD1 8RN.

R.C. Stradwick**                  61    Executive Director and Group Human Resources Director
                                        since September 1991; Personnel Director of Cadbury
                                        Schwepps Pty Limited from October 1977 to September
                                        1991, Cadbury Schweppes House, 636 St Kilda Road,
                                        Melbourne, Victoria 3004, Australia.
J.M. Sunderland                   49    Executive Director and Managing Director,
                                        Confectionery Stream since May 1993; Managing
                                        Director of Trebor Bassett Limited from January 1990
                                        to May 1993, Hertford Place, Denham Way, Maple Cross,
                                        Hertfordshire WD3 2XB.
F.J. Swan**                       54    Executive Director and Managing Director, Beverages
                                        Stream since August 1991; Chief Executive Officer,
                                        Cadbury Schweppes Australia Ltd from March 1988 to
                                        August 1991, Cadbury Schweppes House, 636 St Kilda
                                        Road, Melbourne, Victoria 3004, Australia.
Mrs. A.M. Vinton                  47    Non-Executive Director since March 1991; Director of
                                        Courtaulds Textiles plc since May 1993, 13-14
                                        Margaret Street, London W1A 3DA; Director of Covent
                                        Garden Market Authority since January 1, 1992, Covent
                                        House, New Covent Market, London SW8 5NX; Director of
                                        Kiki McDonough Limited since October 1990, 77 Walton
                                        Street, London SW8 5NX; Director of Marie Curie
                                        Limited, 28 Belgrave Square, London SW1X 8QG; Joint
                                        Chairman of the Reject Shop plc from July 1990 to
                                        March 1994, 15 Townmead Road, London SW6 2QL;
                                        Non-Executive Deputy Chairman of Upton & Southern
                                        Holdings plc from March 1994 to May 1994, 175
                                        Linthorpe Road, Middlesborough, Cleveland, TS1 4AJ.

- ------------

 * Citizen of Switzerland

** Citizen of Australia

                                                   PRESENT PRINCIPAL OCCUPATION OR
                                                   EMPLOYMENT; MATERIAL POSITIONS
                                                      HELD DURING THE PAST FIVE
NAME                              AGE           YEARS AND BUSINESS ADDRESSES THEREOF
- -------------------------------   ---   -----------------------------------------------------
G.H. Waddell                      57    Non-Executive Director since January 1988; Chairman,
                                        Fairway Group plc, 37-41 St John Street, London EC1M;
                                        Chairman of Gartmore Scotland Investment Trust plc,
                                        since July 1991, Charles Oakley House, 125 West
                                        Regent Street, Glasgow G2 2SG Scotland; Non-Executive
                                        Director of London and Strathclyde Trust plc since
                                        December 1988, Gartmore House, 16-18 Monument Street,
                                        London EC3R 8QQ; Chairman of the Mersey Docks Harbour
                                        Company since April 1993, Port of Liverpool Building,
                                        Pier Head, Liverpool L3 1BZ; Chairman of Ryan Group
                                        Limited since February 1991, Alexandra Gate, Fford
                                        Pengam, Cardiff Wales; Chairman of Shanks & McEwan
                                        Group plc since October 1992, 22 Woodside Place,
                                        Glasgow G3 7QY, Scotland; Director of The Scottish
                                        National Trust plc since May 1988, 125 West Regent
                                        Street, Glasgow G2 2SG, Scotland; Director of Tor
                                        Investment Trust plc since August 1992, 107
                                        Cheapside, London EC2V 6DV.

Sir John Whitehead                61    Non-Executive Director since May 1993; Senior Advisor
                                        to Morgan Grenfell Co Limited since November 1992, 23
                                        Great Winchester Street, London EC2P 2AX; British
                                        Ambassador to Japan from November 1986 to June 1992,
                                        Foreign and Commonwealth Office, Whitehall, London
                                        SW1 2AL; Director of Morgan Grenfell Trustee Services
                                        Ltd since July 1993, 23 Great Winchester Street,
                                        London EC2P 2AX; Director of Serco Group plc since
                                        October 1994, Serco House, Hayes Road, Southall,
                                        Middlesex UB2 SNJ.

D.R. Williams                     56    Executive Director and Managing Director Coca-Cola
                                        Schweppes Beverages Limited since January 1986.
                                        Charter Place, Vine Street, Uxbridge, Middlesex UB8
                                        1E2; Director of Camelot Group plc since February
                                        1994, Tolpits Lane, London WD1 8RN; Non-Executive
                                        Director of Ladbroke Group plc since February 1994,
                                        Chancel House, Neasden Lane, London NW10 2XE.

M.A.C. Clark***                   47    Group Secretary and Chief Legal Officer since May
                                        1988.

- ------------

*** Citizen of the United States of America

    2. Directors and Executive Officers of Purchaser. The following table sets forth the name, current business address, citizenship, position with Purchaser and present principal occupation or employment, and material occupations, positions, offices or employments and business addresses thereof for the past five years of each director and executive officer of Purchaser. Unless otherwise indicated, the current business address of each person is CBI Holdings, Inc., 6 High Ridge Park, Stamford, Connecticut 06905, USA. Each such person is a citizen of the United States of America, and, unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with CBI Holdings Inc.

                                                   PRESENT PRINCIPAL OCCUPATION OR
                                                   EMPLOYMENT; MATERIAL POSITIONS
                                                      HELD DURING THE PAST FIVE
    NAME                          AGE           YEARS AND BUSINESS ADDRESSES THEREOF
- -------------------------------   ---   -----------------------------------------------------

John F. Brock                     46    President and Director of Purchaser; President,
                                        Cadbury Beverages North America, 6 High Ridge Park,
                                        Stamford, Connecticut 06905; President, Cadbury
                                        Beverages Europe, 28 Clarendon Road, Watford,
                                        England, June 1992 to July 1993; President, Cadbury
                                        Beverages International, High Ridge Park, Stamford,
                                        CT 06905, September 1990 to June 1992; Executive Vice
                                        President, September 1987 to September 1990.

Henry A. Udow                     37    Vice President, General Counsel and Secretary and
                                        Director of Purchaser; Legal Director of Beverages
                                        Stream of Cadbury Schweppes plc, 25 Berkeley Square,
                                        London W1X 6HT February 1994 to present; Vice
                                        President, General Counsel and Secretary of Cadbury
                                        Beverages Inc., September 1991 to January 1994; Vice
                                        President, Division Counsel and Assistant Secretary,
                                        September 1990 to September 1991; Division Counsel,
                                        September 1987 to September 1990.

David A. Gerics                   36    Vice President, Finance and Director of Purchaser;
                                        Vice President, Finance, Cadbury Beverages North
                                        America, 6 High Ridge Park, Stamford, Connecticut
                                        06905; Vice President Controller, October 1991 to May
                                        1993; Controller, October 1989 to October 1991;
                                        Director, Planning and Control, October 1988 to
                                        October 1989.

                                                                       Annex 2





  Bankers Trust
  Bankers Trust New York Corporation
  and its affiliated Companies

  BT Securities Corporation

                                            Mailing Address:
                                            Mail Stop 2344
                                            P.O. Box 318, Church Street Station
                                            New York, New York 10008

                                            Address:
                                            One Bankers Trust Plaza
                                            New York, New York  10006
                                            Fax: 212-250-1530



  January 25, 1995

  Board of Directors
  and the Special Committee of the Board
  Dr Pepper/Seven-Up Companies, Inc.
  8144 Walnut Hill Lane
  Dallas, Texas 75231-4372


  Dear Sirs:

  We understand that Cadbury Schweppes plc (the "Acquiror") and Dr Pepper/Seven-Up Companies, Inc. (the "Company") propose to enter into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), pursuant to which DP/SU Acquisition Inc., a wholly owned subsidiary of the Acquiror ("Merger Sub"), will make a cash tender offer (the "Offer") to acquire all of the outstanding shares (the "Shares") of common stock par value $0.01 per share of the Company for $33.00 per share.


  The Merger Agreement provides that, following consummation of the Offer, Merger Sub will be merged with and into the Company (the "Merger"), and all remaining Shares, other than any Shares owned by the Company and any Shares owned by the Acquiror, Merger Sub or any other wholly-owned subsidiary of the Company or the Acquiror, and other than dissenting Shares, will be converted into the right to receive $33.00 per share in cash (such amount, whether paid pursuant to the Offer or the Merger, is referred to herein as the "Consideration"). The proposed Offer and the Merger collectively are sometimes referred to herein as the "Transaction."

  You have requested our opinion as to the fairness from a financial point of view to the shareholders of the Company (other than the Acquiror, Merger Sub or any other wholly-owned subsidiary of the Acquiror) of the Consideration to be received by such shareholders pursuant to the Merger Agreement.

  In arriving at our opinion, we have:

  (i)     reviewed the terms of the proposed Merger Agreement;





                                        2-1

  Board of Directors
  and the Special Committee of the Board
  Dr. Pepper/Seven-Up Companies, Inc.
  January 25, 1995

  Page -2






  (ii) analyzed certain publicly available historical business and financial information relating to the Company;

  (iii) reviewed historical stock prices and trading volumes of the Company's common stock;

  (iv) reviewed and discussed with representatives of the senior management of the Company certain financial forecasts and other business and financial information, both historical and forecasted, provided to us by the Company;

  (v) reviewed public information with respect to certain other public companies in lines of business we believe to be generally comparable to the business of the Company;

  (vi) reviewed certain publicly available securities research reports regarding the business and prospects of the Company published by major brokerage firms;

  (vii) considered the financial terms, to the extent publicly available, of selected business combinations which we believe are generally comparable to the Transaction;

  (viii) reviewed prices and premiums paid in other business combinations; and

  (ix) conducted such other studies, analyses, and investigations as we have deemed appropriate.

  In rendering our opinion, we have assumed and relied upon the accuracy, completeness and reasonableness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company or its representatives, or that was otherwise reviewed by us. With respect to the financial forecasts supplied to us, we have assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgements of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of the Company's assets or liabilities or for making any independent verification of any of the information reviewed by us.

  In rendering our opinion, we have also assumed that each of the proposed Offer and Merger will be consummated pursuant to the terms and subject to the conditions contained in the proposed
  Merger Agreement.   In addition, we have assumed that obtaining
  the necessary regulatory and governmental approvals for the consummation of the proposed Offer and Merger and the waiver, if any, by the Company of any conditions to consummation of the proposed Offer and Merger will not have an adverse effect on the Company, or on the financial terms of the Transaction.





                                        2-2

  Board of Directors
  and the Special Committee of the Board
  Dr. Pepper/Seven-Up Companies, Inc.
  January 25, 1995

  Page -3







  BT Securities Corporation ("BTSC") has acted as financial advisor to the Company in connection with the Transaction and we will receive fees for such services, a substantial portion of which are contingent upon consummation of the Offer. Our firm has in the past provided investment banking and financial advisory services to the Company and has received customary investment banking and financial advisory fees for rendering such services. BTSC is a full service securities firm and as such may from time to time effect lawful transactions, for its own account or the account of customers, and hold positions in securities or options on securities or other obligations of the Company, the Acquiror or affiliated companies. Another BTSC affiliate, Bankers Trust Company ("BTCo"), is on the date of this letter the administrative agent under a Credit Agreement dated October 20, 1992 between the Company, BTCo, Nationsbank of North Carolina, N.
  A. and the Chase Manhattan Bank, N.A.

  Our engagement as financial advisor and the opinion expressed herein are solely for the benefit of the Board of Directors of the Company and the Special Committee of the Board in its consideration of the Transaction and are not undertaken or made on behalf of, and are not intended to (and shall not be deemed to) confer rights or remedies upon, or establish a relationship of privity or a similar relationship with, the Company, the Acquiror, any shareholder or other securityholder of the Company or the Acquiror or any other person or entity. It is understood that this letter may not be disclosed to any person or otherwise referred to, quoted or summarized, without our prior consent.

  Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that as of the date hereof, the Consideration to be received by the shareholders of the Company other than the Acquiror, Merger Sub or any other wholly-owned subsidiary of the Acquiror pursuant to the Merger Agreement is fair to the shareholders of the Company from a financial point of view.

  Very truly yours,

  BT Securities Corporation

  By: /s/ Susan Saltzbart Kilsby


                                        2-3

                                                                      Annex 3







                  Donaldson, Lufkin & Jenrette, Inc.
                140 Broadway, New York, NY  10005-1285
                            (212) 504-3000





                                          January 25, 1995



  Board of Directors and
  the Special Committee of the Board
  Dr Pepper/Seven-Up Companies, Inc.
  8144 Walnut Hill Lane
  Dallas, Texas 75231

  Dear Sirs:

       You have requested our opinion as to the fairness from a financial point of view to the shareholders of Dr Pepper/Seven-Up Companies, Inc. (the "Company") of the consideration to be received by such shareholders pursuant to the terms of the proposed Agreement and Plan of Merger to be dated as of January 25, 1995, to be entered into among Cadbury Schweppes, plc ("Cadbury"), the Company and DP/SU Acquisition Inc., a wholly owned subsidiary of Cadbury (the "Agreement").

       Pursuant to the Agreement, Cadbury will commence a tender offer for any and all outstanding shares of the Company's common stock at a price of $33.00 per share. The tender offer is to be followed by a merger in which the shares of all shareholders who did not tender (other than dissenters, Cadbury, and subsidiaries) would be converted into the right to receive $33.00 per share in cash.

       In arriving at our opinion, we have reviewed the Agreement. We also have reviewed financial and other information that was publicly available or furnished to us by the Company including information provided during discussions with the Company's management. Included in the information provided during discussions with the Company's management were certain financial forecasts of the Company for the period beginning January 1, 1995 and ending December 31, 1999 prepared by the management of the Company. In addition, we have compared certain financial and securities data of the Company with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the common stock of the Company, reviewed prices and premiums paid in other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

       In rendering our opinion, we have relied upon and assumed the accuracy, completeness and fairness of all of the financial and other information that was available to us from public sources, that was provided by the Company or its representatives, or that was otherwise reviewed by us. With respect to the financial forecasts supplied to us, we have assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgements of the




                                        3-1
  management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of the Company's assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to all legal matters on advice of counsel to the Company.

       Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not constitute a recommendation as to whether any shareholder should tender his shares.

       Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. DLJ has performed investment banking and other services for the Company in the past and has been compensated for such services.

       Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the consideration to be received by the shareholders of the Company (other than Cadbury) pursuant to the Agreement is fair to the shareholders of the Company from a financial point of view.

                                     Very truly yours,



                                     DONALDSON, LUFKIN & JENRETTE
                                     SECURITIES CORPORATION


                                     By: /s/ Lawrence N. Lavine
                                        -----------------------
                                        Lawrence N. Lavine
                                        Managing Director






                                        3-3

                                    EXHIBIT INDEX


EXHIBIT
NUMBER                                       DESCRIPTION
- ------   ------------------------------------------------------------------------------------
   1     Letter, dated February 1, 1995, from the Chairman of the Board and President to the
           Stockholders of the Company
   2     Merger Agreement
   3     Severance Benefits Plan
   4     Form of Indemnification Agreement
   5     Extract Production Agreement by and among Cadbury Beverages Inc., The Seven-Up
           Company and Dr Pepper Company
   6     Post-Mix Concentrate/Syrup Royalty Agreement by and between Cadbury Beverages Inc.
           and Dr Pepper Company
   7     Confidentiality Agreement
   8     Stockholders Agreement
   9     Opinion of BT Securities Corporation, dated January 25, 1995
  10     Opinion of Donaldson, Lufkin & Jenrette Securities Corporation, dated January 25,
           1995
  11     Press Release of the Company and Parent, issued January 26, 1995
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